File No: 333-
                                                                   CIK # 1025240

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact name of Trust: VAN KAMPEN AMERICAN CAPITAL EQUITY
                           OPPORTUNITY TRUST, SERIES 94

B.    Name of Depositor:   VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

                         One Parkview Plaza
                         Oakbrook Terrace Illinois 60181

D. Name and complete address of agents for service:

      CHAPMAN AND CUTLER         VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
      Attention:  Mark J. Kneedy Attention:  Don G. Powell, Chairman
      111 West Monroe Street     One Parkview Plaza
      Chicago, Illinois  60603   Oakbrook Terrace, Illinois  60181

E.  Title  of  securities  being  registered:   Units  of  undivided  fractional
beneficial interests.

F. Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
____________________________________________          __________________________
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The registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.




              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST
                                    SERIES 94
                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                                              FORM S-6
ITEM NUMBER                                                                        HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION
 1.     (a)  Name of trust                                      )      Prospectus Front Cover Page

        (b)  Title of securities issued                         )      Prospectus Front Cover Page

 2.     Name and address of Depositor                           )      Summary of Essential Financial
                                                                )        Information
                                                                )      Fund Administration

 3.     Name and address of Trustee                             )      Summary of Essential Financial
                                                                )        Information
                                                                )      Fund Administration

 4.     Name and address of principal                           )      Fund Administration
          underwriter

 5.     Organization of trust                                   )      The Fund

 6.     Execution and termination of                            )      The Fund
          Trust Indenture and Agreement                         )      Fund Administration

 7.     Changes of Name                                         )      *

 8.     Fiscal year                                             )      *

 9.     Material Litigation                                     )      *




                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST
10.     General information regarding                           )      The Fund
          Trust's securities and                                )      Taxation
          rights of security holders                            )      Public Offering
                                                                )      Rights of Unitholders
                                                                )      Fund Administration
                                                                )      Risk Factors

11.     Type of securities comprising                           )      Prospectus Front Cover Page
          units                                                 )      The Fund
                                                                )      Trust Portfolios
                                                                )      Risk Factors

12.     Certain information regarding                           )      *
          periodic payment certificates                         )

13.     (a)  Loan, fees, charges and expenses                   )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Portfolios
                                                                )
                                                                )      Fund Operating Expenses
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (b)  Certain information regarding                      )
               periodic payment plan                            )      *
               certificates                                     )

        (c)  Certain percentages                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )       Information
                                                                )
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (d)  Certain other fees, expenses or                    )      Fund Operating Expenses
               charges payable by holders                       )      Rights of Unitholders

        (e)  Certain profits to be received                     )      Public Offering
               by depositor, principal                          )      Trust Portfolios
               underwriter, trustee or any                      )
               affiliated persons                               )

        (f)  Ratio of annual charges                            )      *
               to income                                        )

14.     Issuance of Trust's securities                          )      Rights of Unitholders

15.     Receipt and handling of payments                        )      *
          from purchasers                                       )

16.     Acquisition and disposition of                          )      The Fund
          underlying securities                                 )      Rights of Unitholders
                                                                )      Fund Administration

17.     Withdrawal or redemption                                )      Rights of Unitholders
                                                                )      Fund Administration
18.     (a)  Receipt and disposition                            )      Prospectus Front Cover Page
               of income                                        )      Rights of Unitholders

        (b)  Reinvestment of distributions                      )      *

        (c)  Reserves or special funds                          )      Fund Operating Expenses
                                                                )      Rights of Unitholders
        (d)  Schedule of distributions                          )      *

19.     Records, accounts and reports                           )      Rights of Unitholders
                                                                )      Fund Administration

20.     Certain miscellaneous provisions                        )      Fund Administration
          of Trust Agreement                                    )

21.     Loans to security holders                               )      *

22.     Limitations on liability                                )      Trust Portfolios
                                                                )      Fund Administration
23.     Bonding arrangements                                    )      *

24.     Other material provisions of                            )      *
        Trust Indenture Agreement                               )

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR
25.     Organization of Depositor                               )      Fund Administration

26.     Fees received by Depositor                              )      *

27.     Business of Depositor                                   )      Fund Administration

28.     Certain information as to                               )      *
          officials and affiliated                              )
          persons of Depositor                                  )

29.     Companies owning securities                             )      *
          of Depositor                                          )
30.     Controlling persons of Depositor                        )      *

31.     Compensation of Officers of                             )      *
          Depositor                                             )

32.     Compensation of Directors                               )      *

33.     Compensation to Employees                               )      *

34.     Compensation to other persons                           )      *

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities                      )      Public Offering
          by states                                             )

36.     Suspension of sales of trust's                          )      *
          securities                                            )
37.     Revocation of authority to                              )      *
          distribute                                            )

38.     (a)  Method of distribution                             )
                                                                )
        (b)  Underwriting agreements                            )      Public Offering
                                                                )
        (c)  Selling agreements                                 )

39.     (a)  Organization of principal                          )      *
               underwriter                                      )

        (b)  N.A.S.D. membership by                             )      *
               principal underwriter                            )

40.     Certain fees received by                                )      *
          principal underwriter                                 )

41.     (a)  Business of principal                              )      Fund Administration
               underwriter                                      )

        (b)  Branch offices or principal                        )      *
               underwriter                                      )

        (c)  Salesmen or principal                              )      *
               underwriter                                      )

42.     Ownership of securities of                              )      *
          the trust                                             )

43.     Certain brokerage commissions                           )      *
          received by principal underwriter                     )

44.     (a)  Method of valuation                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Fund Operating Expenses
                                                                )      Public Offering
        (b)  Schedule as to offering                            )      *
               price                                            )

        (c)  Variation in offering price                        )      *
               to certain persons                               )

46.     (a)  Redemption valuation                               )      Rights of Unitholders
                                                                )      Fund Administration
        (b)  Schedule as to redemption                          )      *
               price                                            )

47.     Purchase and sale of interests                          )      Public Offering
          in underlying securities                              )      Fund Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of                          )      Fund Administration
          trustee                                               )

49.     Fees and expenses of trustee                            )      Summary of Essential Financial
                                                                )        Information
                                                                )      Fund Operating Expenses

50.     Trustee's lien                                          )      Fund Operating Expenses

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                         )
          securities                                            )      *

52.     (a)  Provisions of trust agreement                      )
               with respect to replacement                      )      Fund Administration
               or elimination portfolio                         )
               securities                                       )

        (b)  Transactions involving                             )
               elimination of underlying                        )      *
               securities                                       )

        (c)  Policy regarding substitution                      )
               or elimination of underlying                     )      Fund Administration
               securities                                       )

        (d)  Fundamental policy not                             )      *
               otherwise covered                                )

53.     Tax Status of trust                                     )      Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during                               )      *
          last ten years                                        )

55.                                                             )
56.     Certain information regarding                           )      *
57.       periodic payment certificates                         )
58.                                                             )

59.     Financial statements (Instructions                      )      Report of Independent Certified
          1(c) to Form S-6)                                     )        Public Accountants
                                                                )      Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required



Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers be accepted prior to the time the registration statement becomes effective. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   PRELIMINARY PROSPECTUS DATED MARCH 20, 1998
                              SUBJECT TO COMPLETION
                                  May __, 1998
                           VAN KAMPEN AMERICAN CAPITAL


STRATEGIC TEN TRUST
     United States Portfolio, May 1998 Series
     United States Portfolio, May 1998
          Traditional Series
     United Kingdom Portfolio, May 1998 Series
     Hong Kong Portfolio, May 1998 Series

STRATEGIC FIVE TRUST
     United States Portfolio, May 1998 Series
     United States Portfolio, May 1998
          Traditional Series

STRATEGIC FIFTEEN TRUST
     Global Portfolio, May 1998 Series

STRATEGIC PICKS OPPORTUNITY TRUST
     May 1998 Series

STRATEGIC THIRTY TRUST
     Global Portfolio, May 1998 Series

EAFE STRATEGIC 20 TRUST
     May 1998 Series

--------------------------------------------------------------------------------

   THE FUND. Van Kampen American Capital Equity Opportunity Trust, Series 94 (the "Fund") is comprised of the underlying separate unit investment trusts set forth above (the "Trusts"). The Trusts offer investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of actively traded equity securities, including common stocks of foreign issuers. The Strategic Ten Trusts consist of common stocks of the ten companies in the Dow Jones Industrial Average (the "DJIA"), the Financial Times Industrial Ordinary Share Index (the "FT Index") or the Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Five Trusts consist of common stocks of the five companies with the 2nd through 6th lowest per share stock prices of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Global Trust consists of thirty stocks which include the common stocks of the ten companies having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit in each of the DJIA, FT Index and the Hang Seng Index. The Strategic Fifteen Global Trust consists of fifteen common stocks which include the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock prices of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Picks Trust consists of ten common stocks selected from a pre-screened subset (the "Strategic Picks Subset") of the Morgan Stanley Capital International USA Index (the "MSCI USA Index") with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. The EAFE Strategic 20 Trust consists of twenty common stocks selected from a pre-screened subset (the "EAFE Subset") of the Morgan Stanley Capital International Europe, Australasia and Far East Index (the "EAFE Index") with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. The MSCI USA Index and EAFE Index are the property of Morgan Stanley & Co. Morgan Stanley has granted a license for use by the Trusts of the MSCI USA Index and the EAFE Index and related trademarks and tradenames. The publishers of these indexes have not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and have not approved any information herein relating thereto. With the exception of the MSCI USA Index and the EAFEIndex, the publishers of these indexes have not granted to the Fund or the Sponsor a license to use these indexes and are not affiliated with the Sponsor.

   AN INVESTMENT IN UNITS WILL BE AUTOMATICALLY REDEEMED ON THE FIRST SPECIAL REDEMPTION DATE (APPROXIMATELY THIRTEEN MONTHS FROM THE INITIAL DATE OF DEPOSIT) UNLESS THE UNITHOLDER ELECTS IN WRITING TO HOLD UNITS THROUGH TRUST TERMINATION.

   Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.


--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   ATTENTION FOREIGN INVESTORS. If you are not a United States citizen or resident, that portion of distributions treated as United States source income will generally be subject to U.S. federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. However, that portion of distributions not treated as United States source income will generally not be subject to U.S. federal withholding tax. See "Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

   OBJECTIVE OF THE FUND. The objective of each Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded equity securities selected using a refined indexing strategy. See "Objectives and Securities Selection." Each Trust seeks to achieve better performance than the related index for such Trust. There is, of course, no guarantee that the objectives of the Trusts will be achieved.

   PUBLIC OFFERING PRICE.The Public Offering Price of the Units of a Trust during the initial offering period and for secondary market transactions after the initial offering period includes the aggregate underlying value of the Securities in such Trust's portfolio, an initial sales charge, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge is computed as described under "Public Offering--General". Unitholders will also be subject to deferred sales charges as described under Offering--General". In the case of the Global Trusts, the Public Offering Price per Unit is based on the aggregate value of the foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units of a Trust. If Units were available for purchase at the time stated in the "Summary of Essential Financial Information", the Public Offering Price per Unit for each Trust would have been that amount set forth under "Summary of Essential Financial Information". Except as provided in "Public Offering--Unit Distribution", the minimum purchase is 100 Units. See "Public Offering".

   ADDITIONAL DEPOSITS. The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under "The Fund".

   DIVIDEND AND CAPITAL DISTRIBUTIONS. Distributions of dividends and capital, if any, received by a Trust will be reinvested into additional Units, if then available, on the applicable Distribution Date to Unitholders of record of such Trust on the record date as set forth in the "Summary of Essential Financial Information". Unitholders may also elect to receive cash distributions as provided under "Rights of Unitholders--Reinvestment Option." The estimated initial distribution for each Trust will be that amount set forth under "Summary of Essential Financial Information--Estimated Initial Distribution" and will be made on November 25, 1998 to Unitholders of record on November 10, 1998. Gross dividends received by a Trust will be distributed to Unitholders. Expenses of a Trust will be paid with proceeds from the sale of Securities. For the consequences of such sales, see "Taxation" and "Risk Factors." Additionally, upon surrender of Units for redemption or termination of a Trust, the Trustee will distribute to each Unitholder his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital".

   SECONDARY MARKET FOR UNITS. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the applicable Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities in the applicable Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. See "Rights of Unitholders--Redemption of Units". Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

   A Unitholder tendering 1,000 or more Units of a Trust for redemption may request a distribution of shares of U.S.-traded Securities (reduced by customary transfer and registration charges) plus cash representing any foreign Securities. See "Rights of Unitholders--Redemption of Units".

   TERMINATION. An investment in Units of a Trust will terminate approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. Approximately thirteen months after the Initial Date of Deposit, Unitholders will be given the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust, (ii) receive an in-kind distribution of any U.S.-traded Securities in such Trust (if applicable) or
(iii) continue to hold the Units through the termination of the Trust approximately two years following the Initial Date of Deposit. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on such date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of any U.S.-traded Securities in a Trust (if applicable), rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition of such U.S.-traded Securities. Unitholders will receive cash representing any foreign Securities and fractional shares. Unitholders of each of the Trusts may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New Fund" below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Fund, if one is being offered. Unitholders not electing the Rollover Option or a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. See "Fund Administration--Amendment or Termination".

   REINVESTMENT OPTION. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

   Unitholders will initially have their distributions reinvested into additional Units of the applicable Trust subject only to the remaining deferred sales charge payments, if Units are available at the time of reinvestment, or, upon request, either reinvested into an open-end management investment company as described herein or distributed in cash. See "Rights of Unitholders--Reinvestment Option".

   SPECIAL   REDEMPTION  AND  ROLLOVER  IN  NEW  FUND.  The  Sponsor   currently
anticipates  that  a new  series  of  the  Fund  will  be  created  each  month.
Unitholders will have the option of specifying by either Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the related Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders".) The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of the current Series of the Fund (the "New Fund"), if one is offered, at a reduced sales charge. The Sponsor may, however, stop offering units of the New Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the New Fund will be distributed shortly after the related Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in this Fund may not be fully invested on the next business day. The trusts included in the New Fund are expected to contain portfolios selected in accordance with the indexing strategies of the Trusts in the current Series of the Fund. Rollover Unitholders will receive the amount of dividends in the applicable Income Account of each Trust which will be included in the reinvestment in units of the New Fund.

   RISK FACTORS. An investment in the Fund should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. An investment in a Strategic Five Trust may subject a Unitholder to additional risk due to the relative lack of diversity in its portfolio because the portfolio contains only five stocks. Accordingly, Units of a Strategic Five Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. For certain risk considerations related to the Trusts, see "Risk Factors".

           VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 94
                     SUMMARY  OF  ESSENTIAL   FINANCIAL
      INFORMATION  AT THE CLOSE OF THE  RELEVANT  STOCK
      MARKET ON MAY __, 1998 OR MAY __, 1998
                              (FOR THE UNITED KINGDOM AND HONG KONG TRUSTS)
   SPONSOR:     VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
SUPERVISOR:     VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.
                (AN AFFILIATE OF THE SPONSOR)
 EVALUATOR:     AMERICAN PORTFOLIO EVALUATION SERVICES
                (A DIVISION OF AN AFFILIATE OF THE SPONSOR)
   TRUSTEE:     THE BANK OF NEW YORK

                                                                         STRATEGIC        STRATEGIC       STRATEGIC
                                                                            TEN              TEN             TEN
                                                                          UNITED        UNITED STATES      UNITED
                                                                          STATES         TRADITIONAL       KINGDOM
GENERAL INFORMATION                                                        TRUST            TRUST           TRUST
                                                                      ---------------  --------------- ---------------
Number of Units (1).................................................
Fractional Undivided Interest in the Trust per Unit (1).............
Public Offering Price:
     Aggregate Value of Securities in Portfolio (2).................   $              $                $
     Aggregate Value of Securities per Unit.........................   $        9.900 $         9.725  $
     Sales Charge (3)...............................................   $         .275 $          .275  $
     Less Deferred Sales Charge per Unit............................   $         .175 $            --  $
     Public Offering Price per Unit (3)(4)..........................   $       10.000 $        10.000  $
Redemption Price per Unit (5).......................................   $        9.725 $         9.725  $
Initial Secondary Market Repurchase Price per Unit (5)..............   $        9.725 $         9.725  $
Excess of Public Offering Price per Unit over Redemption
     Price per Unit.................................................   $         .275 $          .275  $
Estimated Initial Distribution per Unit.............................   $              $                $
Estimated Annual Dividends per Unit (6).............................   $              $                $
Estimated Annual Organizational Expenses per Unit (7)...............   $              $                $
Trustee's Annual Fee and Miscellaneous Expense per Unit (8).........   $       .00756 $        .00917  $
Supervisor's Annual Supervisory Fee ................................  Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee...................................  Maximum of $.0025 per Unit
Rollover Notification Dates.........................................  May __, 1999 and April __, 2000
Special Redemption Dates............................................  June __, 1999 and May __, 2000
Mandatory Termination Date .........................................  May __, 2000
Minimum Termination Value...........................................  Each Trust may be terminated if the net asset value of such Trust is lessthan $500,000 unless  the  net
                                                                      asset  value  of  such  Trust's   deposits  has  exceeded
                                                                      $15,000,000,  then the Trust  Agreement may be terminated
                                                                      if the net asset value of the Trust is less
                                                                      than $3,000,000.
Income and Capital Account Record Dates.............................  November 10 and July 10
Income and Capital Account Distribution Dates.......................  November 25 and July 25
Evaluation Time.....................................................  Close of the New York Stock Exchange (close of the
                                                                      London Stock Exchange for the United Kingdom Trust
                                                                      and close of the Hong Kong Stock Exchange for the
                                                                      Hong Kong Trust)


           VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 94
                     SUMMARY  OF  ESSENTIAL   FINANCIAL
      INFORMATION  AT THE CLOSE OF THE  RELEVANT  STOCK
      MARKET ON MAY __, 1998 OR MAY __, 1998
                              (FOR THE UNITED KINGDOM AND HONG KONG TRUSTS)
   SPONSOR:     VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
SUPERVISOR:     VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.
                (AN AFFILIATE OF THE SPONSOR)
 EVALUATOR:     AMERICAN PORTFOLIO EVALUATION SERVICES
                (A DIVISION OF AN AFFILIATE OF THE SPONSOR)
   TRUSTEE:     THE BANK OF NEW YORK

                                                                         STRATEGIC        STRATEGIC       STRATEGIC
                                                                            TEN             FIVE            FIVE
                                                                           HONG            UNITED       UNITED STATES
                                                                           KONG            STATES        TRADITIONAL
GENERAL INFORMATION                                                        TRUST            TRUST           TRUST
                                                                      ---------------  --------------- ---------------
Number of Units (1).................................................
Fractional Undivided Interest in the Trust per Unit (1).............
Public Offering Price:
     Aggregate Value of Securities in Portfolio (2).................   $              $                $
     Aggregate Value of Securities per Unit.........................   $              $         9.900  $        9.725
     Sales Charge (3)...............................................   $              $          .275  $         .275
     Less Deferred Sales Charge per Unit............................   $              $          .175  $           --
     Public Offering Price per Unit (3)(4)..........................   $              $        10.000  $       10.000
Redemption Price per Unit (5).......................................   $              $         9.725  $        9.725
Initial Secondary Market Repurchase Price per Unit (5)..............   $              $         9.725  $        9.725
Excess of Public Offering Price per Unit over Redemption
     Price per Unit.................................................   $              $          .275  $         .275
Estimated Initial Distribution per Unit.............................   $              $                $
Estimated Annual Dividends per Unit (6).............................   $              $                $
Estimated Annual Organizational Expenses per Unit (7)...............   $              $                $
Trustee's Annual Fee and Miscellaneous Expense per Unit (8).........   $              $        .00818  $       .01410
Supervisor's Annual Supervisory Fee ................................  Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee...................................  Maximum of $.0025 per Unit
Rollover Notification Dates.........................................  May __, 1999 and April __, 2000
Special Redemption Dates............................................  June __, 1999 and May __, 2000
Mandatory Termination Date .........................................  May __, 2000
Minimum Termination Value...........................................  Each Trust may be terminated if the net asset value of such Trust is less than $500,000 unless the net asset value of such Trust's deposits has exceeded $15,000,000, then the
                                                                      Trust Agreement may be terminated if the net asset value of the Trust is less than $3,000,000.
Income and Capital Account Record Dates.............................  November 10 and July 10
Income and Capital Account Distribution Dates.......................  November 25 and July 25
Evaluation Time.....................................................  Close of the New York Stock Exchange (close of the
                                                                      London Stock Exchange for the United Kingdom Trust
                                                                      and close of the Hong Kong Stock Exchange for the
                                                                      Hong Kong Trust)


           VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 94
                     SUMMARY  OF  ESSENTIAL   FINANCIAL
      INFORMATION  AT THE CLOSE OF THE  RELEVANT  STOCK
      MARKET ON MAY __, 1998 OR MAY __, 1998
                              (FOR THE UNITED KINGDOM AND HONG KONG TRUSTS)
   SPONSOR:     VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
SUPERVISOR:     VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.
                (AN AFFILIATE OF THE SPONSOR)
 EVALUATOR:     AMERICAN PORTFOLIO EVALUATION SERVICES
                (A DIVISION OF AN AFFILIATE OF THE SPONSOR)
   TRUSTEE:     THE BANK OF NEW YORK

                                                        STRATEGIC        STRATEGIC
                                                         THIRTY           FIFTEEN         STRATEGIC         EAFE
                                                         GLOBAL           GLOBAL            PICKS         STRATEGIC
GENERAL INFORMATION                                       TRUST            TRUST            TRUST         20 TRUST
                                                     ---------------  ---------------  --------------- ---------------
Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)
Public Offering Price:
     Aggregate Value of Securities in Portfolio (2)   $               $               $                $
     Aggregate Value of Securities per Unit           $        9.900  $         9.900 $         9.900  $
     Sales Charge (3)                                 $         .275  $          .275 $          .275  $
     Less Deferred Sales Charge per Unit              $         .175  $          .175 $          .175  $
     Public Offering Price per Unit (3)(4)            $       10.000  $        10.000 $        10.000  $
Redemption Price per Unit (5)                         $               $               $         9.725  $
Initial Secondary Market Repurchase Price per Unit (5)$        9.720  $         9.720 $        9.725   $
Excess of Public Offering Price per Unit over Redemption
  Price per Unit                                      $               $               $          .275  $
Estimated Initial Distribution per Unit               $               $               $                $
Estimated Annual Dividends per Unit (6)               $               $               $                $
Estimated Annual Organizational Expenses per Unit (7) $               $               $                $
Trustee's Annual Fee and Miscellaneous Expense per
     Unit (8)                                        $.06668          $        .03475 $       .01188   $
Supervisor's Annual Supervisory Fee                  Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee                    Maximum of $.0025 per Unit
Rollover Notification Dates                          May __, 1999 and April __, 2000
Special Redemption Dates                             June __, 1999 and May __, 2000
Mandatory Termination Date                           May __, 2000
Minimum                                              Termination    Value   Each
                                                     Trust may be  terminated if
                                                     the net asset value of such
                                                     Trust is less than $500,000
                                                     unless the net asset  value
                                                     of  such  Trust's  deposits
                                                     has  exceeded  $15,000,000,
                                                     then  the  Trust  Agreement
                                                     may  be  terminated  if the
                                                     net  asset   value  of  the
                                                     Trust    is    less    than
                                                     $3,000,000.
Income and Capital Account Record Dates              November 10 and July 10
Income and Capital Account Distribution Dates        November 25 and July 25
Evaluation Time                                      Close of the New York Stock Exchange (close of the London Stock Exchange for the United Kingdom Trust and close of the Hong Kong Stock Exchange for the Hong Kong Trust)


--------------------------------------------------------------------------------
(1)As of the  close of  business  on any day on which  the  Sponsor  is the sole
   Unitholder  of a Trust,  the number of Units of such Trust may be adjusted so that the  Public  Offering  Price  per Unit  will  equal  approximately  $10.
   Therefore,  to the extent of any such  adjustment  the  fractional  undivided interest  per Unit will  increase  or decrease  accordingly  from the amounts indicated above.
(2)Each Equity Security is valued at the closing sale price. The aggregate value of Securities in each of the Global Trusts  represents the U.S.  dollar value based on the  offering  side  value of the  currency  exchange  rates for the related  currency,  at the  applicable  Evaluation  Time on the  date of this
   "Summary of Essential Financial Information".
(3)For the Traditional Trusts, the Sales Charge includes an initial sales charge of 2.75% of the Public Offering Price. For all other Trusts, the Sales Charge consists of an initial sales charge and a deferred sales charge. This initial sales charge  represents an amount equal to the difference  between the first year sales  charge for a Trust (2.75% of the Public  Offering  Price) and the
   amount of the  deferred  sales  charge  imposed  prior to the  first  Special
   Redemption  Date  ($0.175  per  Unit).   Unitholders  of  Trusts  other  than
   Traditional  Trusts  will be subject to a deferred  sales  charge  during the first year of the Trusts equal to $0.175 per Unit.  Unitholders of all Trusts who  elect to hold  Units  after the first  Special  Redemption  Date will be charged an additional  $0.15 per Unit deferred  sales charge after such date.
   This additional  deferred sales charge will not be imposed on Unitholders who do not elect to hold Units after such date. Subsequent to the Initial Date of
   Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. Units purchased subsequent to the initial  deferred sales charge  payment,  if any, will be subject only to that portion of the deferred  sales charge  payments not yet  collected.  All deferred  sales  charge  payments  will be paid  from  funds  in the  Capital
   Account, if sufficient, or from the periodic sale of Securities. See the "Fee
   Table" below and "Public Offering--General".
(4)On the Initial Date of Deposit there will be no cash in the Income or Capital
   Accounts.  Anyone  ordering  Units after such date will have  included in the
   Public  Offering Price a pro rata share of any cash in such Accounts.  In the case of the Global Trusts, the Public Offering Price per Unit is based on the aggregate  value  of the  foreign  Securities  computed  on the  basis of the offering side value of the relevant  currency exchange rate expressed in U.S.
   dollars.
(5)The Redemption  Price per Unit and the Initial  Secondary  Market  Repurchase
   Price per Unit are reduced by the unpaid portion of any deferred sales charge imposed prior to the first Special Redemption Date. In the case of the Global
   Trusts,  the Redemption Price per Unit is based on the aggregate value of the foreign  Securities  computed  on the  basis  of the bid  side  value  of the relevant currency exchange rate expressed in U.S. dollars.
(6)Estimated annual dividends are based on the most recently declared  dividends or, in the case of the foreign  Securities in the Global Trusts,  on the most recent interim and final  dividends  declared taking into  consideration  any foreign  withholding taxes.  Estimated Annual Dividends per Unit are based on the number of Units, the fractional  undivided interest in the Securities per
   Unit and the  aggregate  value of the  Securities  per Unit as of the Initial
   Date of  Deposit.  Investors  should  note that the actual  annual  dividends received per Unit will vary from the  estimated  amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.
(7)Each Trust (and therefore  Unitholders of the respective Trust) will bear all or a portion of its  organizational  costs  (including costs of preparing the registration  statement,  the trust  indenture and other  closing  documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the
   Trustee  but not  including  the  expenses  incurred in the  preparation  and printing of brochures and other  advertising  materials and any other selling expenses) as is common for mutual funds. Total  organizational  expenses will be amortized over one year. See "Fund Operating  Expenses" and "Statements of
   Condition".
(8)The Trustee will receive additional annual  compensation,  payable at the end of the initial offering and in monthly installments thereafter,  of $1.10 per
   $1,000 of market value of any Equity Securities in a Trust traded on the Hong
   Kong Stock Exchange held in a sub-custodian account at month end.

                                    FEE TABLE


--------------------------------------------------------------------------------
    This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering--General" and "Fund Operating Expenses". Although each Trust has a fixed term, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The fee tables below assume that the principal amount of and distributions on an investment are redeemed at the first Special Redemption Date. The examples below assume that the principal amount of and distributions on an investment are rolled over each year into a new Series subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders--Special Redemption and Rollover in New Fund." Investors should note that while these examples are based on the public offering price and the estimated fees for the current Trust series, the actual public offering price and fees for any new Series created in the future periods indicated could vary from those of the current Trust series.
--------------------------------------------------------------------------------



                                                                         STRATEGIC        STRATEGIC       STRATEGIC
                                                                            TEN              TEN             TEN
                                                                          UNITED        UNITED STATES      UNITED
                                                                          STATES         TRADITIONAL       KINGDOM
                                                                           TRUST            TRUST           TRUST
                                                                      --------------- ---------------  ---------------
UNITHOLDER TRANSACTION EXPENSES (AS A PERCENTAGE
OF OFFERING PRICE)
Initial Sales Charge Imposed on Purchase (1)                               1.00%
Deferred Sales Charge (2)(3)                                               1.75%
                                                                      ---------------  --------------- ---------------
Sales Charge (3)                                                           2.75%
                                                                      ===============  =============== ===============
Maximum Sales Charge Imposed on Reinvested
     Dividends  (3)(4)                                                     1.75%
                                                                      ---------------  --------------- --------------
                                                                      ---------------  --------------- ---------------
ESTIMATED ANNUAL FUND OPERATING EXPENSES (AS A
PERCENTAGE OF AGGREGATE VALUE)
Trustee's Fee and Other Operating Expenses                                0.076%
Portfolio Supervision and Evaluation Fees                                 0.051%
Organizational Costs
                                                                      ---------------  --------------- ---------------
         Total
                                                                      =============== ===============  ===============

                                     EXAMPLE
    An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period.

                                                                         STRATEGIC        STRATEGIC       STRATEGIC
                                                                            TEN              TEN             TEN
                                                                          UNITED        UNITED STATES      UNITED
                                                                          STATES         TRADITIONAL       KINGDOM
                                                                           TRUST            TRUST           TRUST
                                                                      --------------- ---------------  ---------------
1 Year                                                                $               $                $
3 Years                                                               $               $                $
5 Years                                                                     N/A
10 Years                                                                    N/A


                                                         FEE TABLE (CONTINUED)

                                                                         STRATEGIC        STRATEGIC       STRATEGIC
                                                                            TEN             FIVE            FIVE
                                                                           HONG            UNITED       UNITED STATES
                                                                           KONG            STATES        TRADITIONAL
                                                                           TRUST            TRUST           TRUST
                                                                      --------------- ---------------  ---------------
UNITHOLDER TRANSACTION EXPENSES (AS A PERCENTAGE
OF OFFERING PRICE)
Initial Sales Charge Imposed on Purchase (1)                                                1.00%
Deferred Sales Charge (2)(3)                                                                1.75%
                                                                      ---------------  --------------- ---------------
Sales Charge (3)                                                                            2.75%
                                                                      ===============  =============== ===============
Maximum Sales Charge Imposed on Reinvested
     Dividends  (3)(4)                                                                      1.75%
                                                                      ===============  =============== ===============
ESTIMATED ANNUAL FUND OPERATING EXPENSES (AS A
PERCENTAGE OF AGGREGATE VALUE)
Trustee's Fee and Other Operating Expenses                                                 0.076%
Portfolio Supervision and Evaluation Fees                                                  0.051%
Organizational Costs
                                                                      ---------------  --------------- ---------------
         Total
                                                                      ===============  =============== ===============

                                     EXAMPLE
    An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period.


                                                                         STRATEGIC        STRATEGIC       STRATEGIC
                                                                            TEN             FIVE            FIVE
                                                                           HONG            UNITED       UNITED STATES
                                                                           KONG            STATES        TRADITIONAL
                                                                           TRUST            TRUST           TRUST
                                                                      --------------- ---------------  ---------------
1 Year                                                                $               $                $
3 Years                                                               $               $                $
5 Years                                                                                      N/A
10 Years                                                                                     N/A


                                                         FEE TABLE (CONTINUED)

                                                         STRATEGIC       STRATEGIC
                                                          THIRTY          FIFTEEN         STRATEGIC         EAFE
                                                          GLOBAL          GLOBAL            PICKS         STRATEGIC
                                                           TRUST           TRUST            TRUST         20 TRUST
                                                      --------------- ---------------  --------------- ---------------
UNITHOLDER TRANSACTION EXPENSES (AS A
     PERCENTAGE OF OFFERING PRICE)
Initial Sales Charge Imposed on Purchase (1)               1.00%           1.00%            1.00%
Deferred Sales Charge (2)(3)                               1.75%           1.75%            1.75%
                                                      --------------- ---------------  --------------- ---------------
Sales Charge (3)                                           2.75%           2.75%            2.75%
                                                      =============== ===============  =============== ===============
Maximum Sales Charge Imposed on Reinvested
     Dividends (3)(4)                                      1.75%           1.75%            1.75%
                                                      =============== ===============  =============== ===============
ESTIMATED ANNUAL FUND OPERATING EXPENSES
     (AS A PERCENTAGE OF AGGREGATE VALUE)
Trustee's Fee and Other Operating Expenses                0.674%          0.351%           0.120%
Portfolio Supervision and Evaluation Fees                 0.051%          0.051%           0.051%
Organizational Costs
                                                      --------------- ---------------  --------------- ---------------
         Total
                                                      =============== ===============  =============== ===============

                                     EXAMPLE
    An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period.

                                                                         STRATEGIC        STRATEGIC
                                                                          THIRTY           FIFTEEN        STRATEGIC
                                                                          GLOBAL           GLOBAL           PICKS
CUMULATIVE EXPENSES PAID FOR PERIOD OF:                                    TRUST            TRUST           TRUST
                                                                      ---------------  --------------- ---------------
1 Year                                                                $               $                $
3 Years                                                               $               $                $
5 Years                                                                     N/A              N/A             N/A
10 Years                                                                    N/A              N/A             N/A

    The examples assume  reinvestment of all dividends and  distributions at the end of each  year  and  utilize  a 5%  annual  rate of  return  as  mandated  by
Securities and Exchange Commission  regulations  applicable to mutual funds. For purposes of the examples,  any deferred sales charge imposed on  reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative  expenses  would be higher if sales charges on  reinvested  dividends were  reflected  in  the  year  of  reinvestment.  The  examples  should  not be considered  representations of past or future expenses or annual rate of return;
the actual  expenses  and  annual  rate of return may be more or less than those assumed for purposes of the examples.
--------------------------------------------------------------------------------
(1)The Initial Sales Charge is actually the difference  between the Sales Charge
   (2.75% of the Public  Offering  Price) and the dollar  amount of the Deferred
   Sales Charge, if any. For Trusts other than Traditional  Trusts,  the Initial
   Sales Charge will exceed 1.00%,  if the Public Offering Price exceeds $10 per
   Unit.
(2)For Trusts other than Traditional  Trusts,  the deferred sales charge imposed during the Trust's first year is $0.0175 per Unit per month,  irrespective of purchase or redemption price, deducted during the first year of the Trust. If a holder  sells or redeems  Units  before all of these  deductions  have been made,  the balance of the deferred  sales charge  payments  remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per
   Unit,  the deferred  portion of the sales charge will be less than 1.75%;  if
   Unit  price is less  than $10 per Unit,  the  deferred  portion  of the sales charge will exceed 1.75%. Units purchased  subsequent to the initial deferred sales  charge  payment  will be subject to only that  portion of the deferred sales charge payments not yet collected. Unitholders who do not elect to hold
   Units subsequent to the first Special Redemption Date will be subject only to this deferred  sales charge of $0.175 per Unit imposed  during the first year of the Trust. No deferred sales charge is imposed on Units of the Traditional
   Trusts during the first year.
(3)In addition to the Deferred Sales Charge set forth above,  Unitholders of all
   Trusts who elect to hold Units  subsequent  to the first  Special  Redemption
   Date will be subject to a deferred  sales charge of $0.15 per Unit which will be imposed  after such date as described  under  "Public  Offering--General".
   This would  increase the total maximum sales charge for such  Unitholders  to
   4.25% of the Public Offering Price imposed over a two year period.
(4)Reinvested  dividends will be subject only to the deferred  sales charge,  if
   any,   remaining   at   the   time   of   reinvestment.    See   "Rights   of
   Unitholders--Reinvestment Option".

THE FUND
--------------------------------------------------------------------------------

   Van Kampen American Capital Equity Opportunity Trust, Series 94 is comprised of the following separate underlying unit investment trusts: Strategic Ten Trust United States Portfolio, May 1998 Series (the "Strategic Ten United States Trust"), Strategic Ten Trust United States Portfolio, May 1998 Traditional Series (the "Strategic Ten United States Traditional Trust"), Strategic Ten Trust United Kingdom Portfolio, May 1998 Series (the "Strategic Ten United Kingdom Trust" or "United Kingdom Trust"), Strategic Ten Trust Hong Kong Portfolio, May 1998 Series (the "Strategic Ten Hong Kong Trust" or "Hong Kong Trust"), Strategic Five Trust United States Portfolio, May 1998 Series (the "Strategic Five United States Trust"), Strategic Five Trust United States
Portfolio, May 1998 Traditional Series (the "Strategic Five United States Traditional Trust"), Strategic Thirty Trust Global Portfolio, May 1998 Series (the "Strategic Thirty Global Trust"), Strategic Fifteen Trust Global Portfolio, May 1998 Series (the "Strategic Fifteen Global Trust"), Strategic Picks Opportunity Trust, May 1998 Series (the "Strategic Picks Trust") and EAFE Strategic 20 Trust, May 1998 Series ("EAFE Strategic 20 Trust"). The Strategic Ten United States Trust, Strategic Ten United States Traditional Trust, United Kingdom Trust and Hong Kong Trust are referred to herein as the "Strategic Ten Trusts," the Strategic Five United States Trust and the Strategic Five United States Traditional Trust are referred to herein as the "Strategic Five Trusts," the Strategic Thirty Global Trust is referred to herein as the "Strategic Thirty Trust," and the Strategic Fifteen Global Trust is referred to herein as the "Strategic Fifteen Trust." The Strategic Ten United States Trust, Strategic Ten United States Traditional Trust, Strategic Five Trusts and Strategic Picks Opportunity Trust are referred to herein as the "United States Trusts." The United Kingdom Trust, Hong Kong Trust Strategic Thirty Trust, Strategic Fifteen Trust and EAFE Strategic 20 are referred to herein as the "Global Trusts." The Strategic Ten United States Traditional Trust and the Strategic Five United States Traditional Trust are referred to herein as the "Traditional Trusts."
   The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen American Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluators.

   The Fund offers investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of the DJIA, the FT Index, the Hang Seng Index, the MSCI USA Index or the EAFE Index. The Strategic Ten Trusts consist of common stocks of the ten companies in the DJIA, FT Index or Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Five Trusts consist of common stocks of the five companies having the 2nd through 6th lowest per share stock price of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Trust consists of thirty stocks which include the common stocks of the ten companies in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Fifteen Trust consists of fifteen common stocks which include the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Picks Trust consists of ten common stocks selected from a pre-screened subset of the MSCI USA Index with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. The EAFE Strategic 20 Trust consists of twenty common stocks selected from a prescreened subset of the EAFE Index with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit.

   These yields are historical and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trusts. See "Risk Factors". As used herein the terms "Equity Securities" and "Securities" mean the securities (including contracts to purchase such securities) listed in
"Portfolio" for each Trust and any additional securities deposited into each Trust as provided herein. The publishers of the indexes described herein have not participated in any way in the creation of the Fund or in selection of the stocks included in the Trusts and have not approved any information herein relating thereto. The Fund may be an appropriate medium for investors who desire to participate in portfolios of common stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes. Unless terminated earlier, the Trusts will terminate on the Mandatory Termination Date and any securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon either Rollover Notification Date, Unitholders may choose to reinvest their proceeds into a subsequent Series of the Trusts, if available, at a reduced sales charge, to receive a pro rata distribution of the U.S.-traded Securities then included in such Trust (if they own the requisite minimum number of Units) or to receive a cash distribution. At the first Rollover Notification Date, Unitholders may also elect to continue their investment in Units through the Mandatory Termination Date (approximately two years following the Initial Date of Deposit). Unitholders who make no election at the first Rollover Notification Date will have their Units redeemed and will receive a cash distribution of the proceeds.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trusts indicated in "Summary of Essential Financial Information". Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

   Additional Units of a Trust may be issued at any time by depositing in such Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase additional Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in such Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.

   Each Unit of a Trust initially offered represents an undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Strategic Ten Trusts is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of ten actively traded equity securities having the highest dividend yield in the DJIA, FT Index or Hang Seng Index as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Five Trusts is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of five actively traded equity securities having the 2nd through 6th lowest per share price of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Thirty Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of the thirty actively traded equity securities comprised of the ten stocks in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Fifteen Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of fifteen common stocks comprised of the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Picks Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of ten actively traded equity securities having the highest dividend yield in the Strategic Picks Subset as of the close of business three business days prior to the Initial Date of Deposit. The objective of the EAFE Strategic 20 Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of twenty actively traded equity securities having the highest dividend yield in the EAFE Subset as of the close of business three business days prior to the Initial Date of Deposit.

   In seeking the Trusts' objectives, the Sponsor also considered the ability of the Equity Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

   The companies represented in the Trusts are some of the most well-known and highly capitalized companies in the world. The Trusts seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective. The investment strategies utilized by the Trusts are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year. Investors should note that a change in the federal taxation of capital gains was recently enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest federal tax bracket). Unitholders who elect to continue their investment through Trust termination would qualify for such treatment. Unitholders who make no election at the first Special Redemption Date and Unitholders who elect to reinvest into a new series of the Fund at the first Special Redemption Date will not qualify for such treatment but would be subject to a maximum stated marginal federal capital gains tax rate of 28%. See "Taxation".

     The Global Trusts may be suitable for investors who seek to diversify their equity holdings with investments in foreign equity securities. Today's international market offers many opportunities. While the U.S. stock market has generally performed well in the past, international markets may provide significant opportunities as well. The U.S. stock market has been one of the top three performers in terms of total return among developed country markets only once between 1993-1997 and was never the top performer in these years. Global diversification may offer the potential to enhance overall portfolio performance. In addition, investors may be able to achieve a better risk/return potential by allocating an investment among a domestic investment and an international investment. For example, rather than investing exclusively in a Strategic Ten United States Trust or in the EAFE Strategic 20 Trust, an investor may be able to achieve a higher potential return and lower potential risk by investing 70% in the Strategic Ten United States Trust strategy or the Strategic Picks Trust strategy and 30% in the EAFE Strategic 20 Trust strategy.
International markets can experience different performances and while some markets may be experiencing rapid growth, others may be in temporary decline. These market movements may offer attractive growth potential and possible portfolio diversification for investors seeking to add to their existing equity portfolio. The Global Trusts seek to combine the growth potential of undervalued stocks with the strength of stocks listed on a foreign stock market index. Typically, companies listed on a major market index are widely recognized, firmly established and financially strong. Therefore, when undervalued, these stocks may provide investors with significant growth opportunities.

   Investors will be subject to taxation on the dividend income received by the Trusts and on gains from the sale or liquidation of Securities. The tax consequences affecting Unitholders will vary in each of the respective Trusts (see "Taxation"). Investors should be aware that there is not any guarantee that the objective of the Trusts will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of the foreign currencies in which the foreign Securities are denominated relative to the U.S. dollar will adversely affect the value of the related Global Trust's assets and income and the value of the Units of that Trust. See "Risk Factors".

   Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in the related index, may not be providing one of the highest dividend yields within these indexes or may not have one of the lowest per share prices within the relevant index. Should a Security no longer be included in these indexes or meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

   Investors should be aware that the Fund is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Fund Administration--Portfolio Administration"). In addition, Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor three business days prior to the date the Securities were purchased by the Trusts. The Trusts may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

TRUST PORTFOLIOS
--------------------------------------------------------------------------------

   The Strategic Ten Trusts consist of common stocks of the ten companies in the DJIA, FT Index or Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Five Trusts consist of the five common stocks with the 2nd through 6th lowest per share stock price of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Trust consists of thirty stocks which include the common stocks of the ten companies in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Fifteen Trust consists of fifteen common stocks which include the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Picks Trust consists of ten common stocks selected from a pre-screened subset of the MSCI USA Index with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. The EAFE Strategic 20 Trust consists of twenty common stocks selected from a prescreened subset of the EAFE Index with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. Each of the related stock indexes is described below.

   In the case of the securities traded on the New York Stock Exchange, the yield for each Equity Security was calculated by annualizing the last dividend declared and dividing the result by the market value of the Equity Security as of the close of business three business days prior to the Initial Date of Deposit. In the case of securities traded on a foreign securities exchange, the yield for each Equity Security was calculated by adding together the most recent interim and final dividends declared (foreign companies generally pay one interim and one final dividend per fiscal year) and dividing the result by the market value of the Equity Security as of the close of business three business days prior to the Initial Date of Deposit. An investment in each Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase.

   THE DOW JONES INDUSTRIAL AVERAGE. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. However, on March 17, 1997, four companies were added to the DJIA replacing Bethlehem Steel Corporation, Texaco, Inc., Westinghouse Electric Corporation and Woolworth Corporation. The companies added to the DJIA were Hewlett-Packard Co., Johnson & Johnson, Travelers Group, Inc. and Wal-Mart Stores, Inc. The following is the list as it currently appears:

Allied Signal                       Hewlett-Packard Company
Aluminum Company of America         International Business Machines Corporation
American Express Company            International Paper Company
AT&T Corporation                    Johnson & Johnson
Boeing Company                      J.P. Morgan & Company, Inc.
Caterpillar, Inc.                   McDonald's Corporation
Chevron Corporation                 Merck & Company, Inc.
Coca-Cola Company                   Minnesota Mining & Manufacturing Company
Walt Disney Company                 Philip Morris Companies, Inc.
E.I. du Pont de Nemours & Company   Procter & Gamble Company
Eastman Kodak Company               Sears, Roebuck and Company
Exxon Corporation                   Travelers Group, Inc.
General Electric Company            Union Carbide Corporation
General Motors Corporation          United Technologies Corporation
Goodyear Tire & Rubber Company      Wal-Mart Stores, Inc.

   THE FINANCIAL TIMES INDUSTRIAL ORDINARY SHARE INDEX. The Financial Times Industrial Ordinary Share Index (the "FT Index") is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of British industry and commerce. The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The FT Index is calculated by FTSE International Ltd ("FTSE"). All copy right in the FT Index Constituent list vests in FTSE. FTSE does not sponsor, promote or endorse this product. Due to a merger between Guinness Plc and Grand Metropolitan Plc creating Diageo Plc, Diageo Plc and Scottish Power Plc replaced Guinness and Grand Metropolitan in the FT Index on December 16, 1997. The following stocks are currently represented in the FT
Index:

ASDA Group                       Glaxo Wellcome Plc
Allied Domecq Plc                Granada Group
BG Plc                           Guest Keen & Nettlefolds (GKN) Plc
BOC Group                        Imperial Chemical Industries Plc
BTR Plc                          Lloyds TSB Group Plc
Blue Circle Industries Plc       Lucas Varity Plc
Boots Co                         Marks & Spencer
British Airways                  National Westminster Bank Plc
British Petroleum                Peninsular & Oriental Steam Navigation Company
British Telecom Plc              Reuters Holdings
Cadbury Schweppes                Royal & Sun Alliance Insurance Group Plc
Courtaulds Plc                   ScottishPower Plc
Diageo Plc                       SmithKline Beecham
EMI Group Plc                    Tate & Lyle Plc
General Electric Company Plc     Vodaphone Group Plc

    THE HANG SENG INDEX. The Hang Seng Index, first published in 1969, consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Stock Exchange"). On January 27, 1998, Shanghai Industrial Holdings Ltd. and China Telecom (Hong Kong) Ltd. replaced Shun-Tak Holdings Ltd. and South China Morning Post (Holdings) Ltd. The Hang Seng Index, which is representative of commerce and industry, finance, properties and utilities, is comprised of the following companies:

Amoy Properties Ltd.                         Hong Kong Electric Holdings Ltd.
Bank of East Asia                            Hong Kong and Shanghai Hotels
Cathay Pacific Airways                       Hong Kong Telecommunications Ltd.
Cheung Kong (Holdings) Ltd.                  Hopewell Holdings
Cheung Kong Infrastructure Holdings          HSBC Holdings Plc
China Light & Power Company Ltd.             Hutchison Whampoa
China Resources Enterprise Ltd.              Hysan Development Company Ltd.
China Telecom (Hong Kong) Ltd.               New World Development Co. Ltd.
Citic Pacific                                Shanghai Industrial Holdings Ltd.
First Pacific Company Ltd.                   Shangri-La Asia Ltd.
Great Eagle Holdings                         Sino Land Co. Ltd.
Guangdong Investment                         Sun Hung Kai Properties Ltd.
Hang Lung Development Company                Swire Pacific (A)
Hang Seng Bank Ltd.                          Television Broadcasts
Henderson Investment Ltd.                    Wharf Holdings
Henderson Land Development Company Ltd.      Wheelock & Co.
Hong Kong and China Gas

   THE MSCI USA INDEX AND EAFE INDEX. While the MSCI index methodology has evolved to capture the growth of the investment universe, the index philosophy has never been compromised to simplify the complicated process of investing:
MSCI indices are based on detailed analysis to make it easier for the investor to measure international performance. Constituents are selected for a country index through the following process: (1) Define the "Market"; (2) Capture 60% of the market capitalization of the country across all industry groups; (3) Select the most liquid securities within each industry; (4) Select stocks with sufficient free float; (5) Avoid cross-ownership; and (6) Apply full market capitalization weights.

   In the case of the MSCI USA Index investment strategy, these criteria are applied within the United States market and in the case of the EAFE Index, these criteria are applied within the European, Australian and Asian markets. The MSCI USA Index consists of approximately 370 large domestic companies in the United States and has existed since January 1, 1970. The EAFE Index is considered to be the premier equity benchmark for global investing and represents more than 1,000 stocks in 38 industries across 20 developed countries. These countries include Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Japan, Malaysia, Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

   The initial research for the MSCI Indices covers the full breadth of the global equity securities market. Country specialists track the evolution of both listed and unlisted shares of domestically listed companies in nearly every country in the world. Based in Geneva, these country teams collect share, pricing, ownership, float and liquidity data for effectively all companies worldwide. Sources for this information are local stock exchanges and brokerage firms, newspapers, and company contacts. From this master matrix, the total country market capitalization is adjusted for double-counting and non-domiciled companies. All of the companies within this research coverage are eligible for inclusion in the MSCI indices except non-domiciled companies, investment trusts and mutual funds.

   Once the total country market capitalization is analyzed, 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each MSCI index. This ensures that the index reflects the industry characteristics of the overall market, and permits the construction of accurate regional and global industry indices. Research coverage in MSCI products and publications  extends  beyond the index  coverage  (60%) to  capture  80% of the market for each country. This coverage includes daily performance as well as monthly valuation ratios and summarized financial statement data. When selecting the constituents of an index, the most effective industry classification is used--either the local convention or the MSCI schema of 58 industry groups--in order to mirror the industry characteristics of the local market. Once the selection process is complete, the index constituents are re-classified into the MSCI schema of 58 industries and 8 economic sectors in order to facilitate cross-country comparisons. The MSCI classification schema has been adopted by Reuters for their industry classification. Securities are selected to represent an industry based on size and the portion of earnings and revenues attributable to that industry group. Even within an industry the goal is to represent the full diversity of business segments. An industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 80% level under conventional analysis because its companies lack good liquidity and float, or because of extensive cross-ownership.

   A goal of the MSCI index construction process is to select the most liquid stocks within each industry group, all other things being equal, since liquidity is necessary but not the sole determinant for inclusion in the index. Liquidity is monitored by monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is significant not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

   Float is monitored for every security in the market, and low float (a small percentage of shares freely tradable) may exclude a stock from consideration in the index. But float can be difficult to determine: in some markets good sources are generally not available; in other markets, information on smaller and less prominent issues can be subject to error and time lags. Government ownership and cross-ownership positions can change over time and are not always made public. Float also tends to be defined differently depending on the source. Thus, evaluations of float run the risk of penalizing those markets that have good disclosure, regardless of the actual degree of availability of shares. As with liquidity, sufficient float is an important consideration, not an inflexible rule.

   Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, including both companies in an index can skew industry weights, distort country-level valuations (such as country price-earnings and price-book value ratios) and overstate a country's true market size. An integral part of the country research function is identifying cross ownerships in order to avoid or minimize them. Country specialists in Geneva do much of the cross-ownership identification through researching company reports, local newspapers and stock exchange data.

   All standard MSCI indices are weighted by each company's full market capitalization (both listed and unlisted shares). This approach has the significant advantage of objectivity--the number of shares outstanding for a company is a constituent figure for companies around the world and is easily agreed upon and obtainable. Full market capitalization weighting is favored to other weighting schemes for both theoretical and practical reasons: (a) it is impossible to judge whether a position which is currently in firm hands might be available in the future; (b) the quality and timeliness of information on float varies from market to market and adjustments penalize those markets with the highest standards of disclosure; (c) the most serious consequence of float limitations is limited liquidity which can be monitored objectively; much effort is spent in researching and monitoring these factors when selecting constituents for each country index but once a security is selected, it is included in the index at its full market value. A growing number of very sizable companies have been brought or are expected to be brought to the market with modest initial tranches being publicly available. At the same time, the obvious relevance of these companies instantly positions them among the core investment opportunities in their market. In order to allow the MSCI indices to capture this new market trend, in very exceptional cases, a company may be included at a portion of its total market capitalization.

   MORGAN STANLEY CAPITAL INTERNATIONAL. Recognized as a world leader in global financial research, Morgan Stanley monitors more than 4,000 companies in 43 countries, representing 80% of the total market value of the world's stock markets. The Morgan Stanley Capital International ("MSCI") databases are used as a benchmark by more than 90% of the investment community. With hundreds of analysts located across the globe, Morgan Stanley provides comprehensive research and in-depth knowledge about general markets and specific companies around the world.

   Since 1968, MSCI global indices have presented an array of investment opportunities available to the international investor, including indices such as the MSCI USA Index and the EAFE Index. These indices seek to represent an accurate normal portfolio. In addition, index valuation ratios and company-level fundamental data provide tools for the international investor. MSCI believes that local stock exchange indices are not comparable with one another due to differences in the representation of the local market, mathematical formulas, methods of adjusting for capital changes, and base dates. The same criteria and calculation methodology are applied across all MSCI indices. Further, while accounting standards continue to differ according to local customs and practices, fundamental data is analyzed and presented in a uniform and meaningful manner in MSCI indices--allowing investors to compare investment opportunities across markets. Each MSCI country index is constructed so as to minimize double counting, assuring that all industry groups are proportionately represented, and that each country's contribution to the global or regional index is accurately based on its market capitalization.

   In 1986, Morgan Stanley acquired the indices and data from Capital International Perspective, S.A. ("CIPSA") based in Geneva, Switzerland. CIPSA has been researching and publishing international indices since 1969 and continues to be solely responsible for the decisions regarding constituent additions and deletions as well as any other methodological modifications to the indices. Morgan Stanley contributes its expertise in technology and the marketing and distribution of the MSCI Indices and publications. Selection of the constituents for MSCI Indices is conducted independent of the Sponsor which has no input regarding the components of any index.

   The MSCI USA Index and EAFE Index are the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen American Capital Distributors, Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the MSCI USA Index or EAFE Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the MSCI USA Index and EAFE Index which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI USA Index or EAFE Index. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF AN INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF AN INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF AN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

    GENERAL. Each Trust consists of (a) the Equity Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in such Trust, (b) any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in such Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

STRATEGIC TEN TRUST UNITED STATES PORTFOLIOS
--------------------------------------------------------------------------------

   The Strategic Ten United States Trusts consist of common stocks of those ten companies in the DJIA which had the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. Each Strategic Ten United States Trust holds a separate portfolio and has a different sales charge structure. While each Trust invests in the same stocks, the actual amounts and weightings of the stocks could differ and the performance of the Trusts may differ. Each Strategic Ten United States Trust consists of common stocks of the following ten companies:

   AT&T Corporation. AT&T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. AT&T is involved in basic research as well as product and service development and offers a general-purpose credit card and financial and leasing services.

   Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. Chevron is also active in the mineral and chemical industry.

   DuPont (E.I.) de Nemours & Company. DuPont (E.I.) de Nemours and Company is a research and technology-based company offering products including chemicals, polymers, fibers and petroleum. The company serves worldwide markets in the aerospace, agriculture, apparel, automotive, construction, packaging, printing, refining and transportation industries.

   Eastman Kodak Company. Eastman Kodak Company manufactures and markets imaging products. The company makes photographic films and papers for various uses. Eastman Kodak also develops, manufactures and markets traditional and digital cameras, photographic plates and chemicals, processing and audiovisual equipment, as well as document management products, applications software, printers and other equipment.

   Exxon Corporation. Exxon Corporation and its affiliated companies explore for and produce crude oil and natural gas, manufacture petroleum products, and transport and sell their products worldwide. Through a division, the company manufactures and markets petrochemicals. Exxon and its affiliates explore for, mine, and sell coal and other minerals.

   General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the "Chevrolet", "Buick", "Cadillac", "Oldsmobile", "Pontiac", "Saturn", and "GMC" names. The company also offers financing, insurance, mortgage banking, and construction and operation of satellites.
   International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

    J.P. Morgan & Company, Incorporated. J.P. Morgan & Company, Incorporated, through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

   Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and health care products. The company produces and markets more than 60,000 products worldwide. Minnesota's products include "Post-it" notes, "Wetordry" sandpaper, "Scotchgard" fabric, film and photo protectors, "Thinsulate" insulation products and "Alge Block" copper roofing.

    Philip Morris Companies, Inc. Philip Morris Companies, Inc. is a consumer packaged goods company. The company operates through five subsidiaries. Philip Morris' products include "Bull's Eye", "Breakstone's", "Kraft", "Cambridge" and "Marlboro" cigarettes, "Cracker Barrel" and "Polly-O" cheeses, "Crystal Light", "Maxwell House", and "Miller", "Milwaukee's Best", and "Meister Brau" beer.

   The following table sets forth a comparison of the hypothetical total return of the ten highest yielding DJIA common stocks (the "DJIA Ten") on an annual basis with the one-year total returns of all common stocks comprising the DJIA in each of the last 25 years, as of December 31 in each of those years (and as of the end of the most recent quarter). It should be noted that the common stocks comprising the DJIA Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Ten United States Trusts.

                         COMPARISON OF TOTAL RETURNS(1)*
                                                           DOW JONES INDUSTRIAL
            YEAR                      DJIA TEN                    AVERAGE
    --------------------       ----------------------     ----------------------
            1973                         3.96%                    (13.16)%
            1974                        (0.72)                    (23.21)
            1975                        56.52                      44.48
            1976                        34.93                      22.75
            1977                        (1.75)                    (12.70)
            1978                         0.12                       2.69
            1979                        12.37                      10.52
            1980                        27.23                      21.41
            1981                         7.52                      (3.40)
            1982                        26.03                      25.79
            1983                        38.75                      25.65
            1984                        11.82                       1.08
            1985                        29.45                      32.78
            1986                        35.77                      26.92
            1987                         5.93                       6.02
            1988                        24.75                      15.95
            1989                        25.08                      31.71
            1990                        (7.57)                     (0.58)
            1991                        34.86                      23.93
            1992                         7.85                       7.35
            1993                        26.93                      16.74
            1994                         4.12                       4.95
            1995                        36.58                      36.49
            1996                        28.05                      28.58
            1997                        21.98                      24.78
       1998 thru 3/31

   * Source: Barron's, Bloomberg L.P., Dow Jones Corporation and Ibotson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The DJIA Ten for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by a Trust.

   Based on the total returns set forth in the table above, the average annual total returns for the DJIA Ten for the most recent complete three, five, ten, twenty and twenty-five year periods were 28.73%, 23.04%, 19.45%, 19.13% and 18.59%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent complete three, five, ten, twenty and twenty-five year periods were 29.86%, 21.82%, 18.41%, 16.33% and 13.01%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Ten United States Trusts. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolios been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, they would have underperformed the DJIA in 8 of the last 25 calendar years and there can be no assurance that the Strategic Ten United States Trusts will outperform the DJIA over the life of such Trusts or over consecutive rollover periods, if available. A Unitholder in a Strategic Ten United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the DJIA Ten and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

   The chart below represents past performance of the DJIA and the DJIA Ten (but does not represent possible performance of the Strategic Ten United States Trusts which, as indicated above, include certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 25 year period ended December 31, 1997, referred to in the table were 18.59% and 13.01% for the DJIA Ten and the DJIA, respectively. There can be no assurance that a Strategic Ten United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

                    VALUE OF $10,000 INVESTED JANUARY 1, 1973
     ----------------------------------------------------------------------
      PERIOD                    DJIA TEN                      DJIA
------------------       ----------------------      ----------------------
       1973               $         10,396              $        8,684
       1974                         10,321                       6,668
       1975                         16,155                       9,635
       1976                         21,797                      11,826
       1977                         21,416                      10,324
       1978                         21,442                      10,602
       1979                         24,094                      11,718
       1980                         30,655                      14,226
       1981                         32,960                      13,743
       1982                         41,540                      17,287
       1983                         57,636                      21,721
       1984                         64,449                      21,955
       1985                         83,429                      29,152
       1986                        113,272                      37,000
       1987                        119,989                      39,228
       1988                        149,686                      45,484
       1989                        187,227                      59,908
       1990                        173,054                      59,560
       1991                        233,381                      73,813
       1992                        251,701                      79,238
       1993                        319,484                      92,503
       1994                        332,647                      97,082
       1995                        454,329                     132,507
       1996                        581,768                     170,377
       1997                        709,641                     212,596
  1998 thru 3/31

   The following table sets forth a comparison of the hypothetical average annual total return of the ten highest yielding DJIA common stocks (the "DJIA Ten") on a biennial basis with the two-year average annual total returns of all common stocks comprising the DJIA in the last 25 years. It should be noted that the common stocks comprising the DJIA Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Ten United States Trusts.

                         COMPARISON OF TOTAL RETURNS(1)*
    TWO YEAR PERIOD
        ENDED                                           DOW JONES INDUSTRIAL
      DECEMBER 31                  DJIA TEN                    AVERAGE
 --------------------       ----------------------     ----------------------
         1974                        (4.70)%                   (18.34)%
         1976                        51.22                      33.17
         1978                         3.53                      (5.32)
         1980                        20.25                      15.84
         1982                        16.85                      10.23
         1984                        23.59                      12.70
         1986                        29.41                      29.82
         1988                        14.63                      10.87
         1990                        10.43                      14.43
         1992                        26.30                      15.34
         1994                        16.76                      10.69
         1996                        34.30                      32.48
    1998 thru 3/31

   * Source: Barron's, Bloomberg L.P., Dow Jones Corporation and Ibotson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The DJIA Ten for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by a Trust.

   Based on the total returns set forth in the table above, the average annual total returns for the DJIA Ten for the most recent complete three, five, ten, twenty and twenty-five year periods were 30.06%, 24.57%, 21.89%, 20.58% and 19.51%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent complete three, five, ten, twenty and twenty-five year periods were 29.86%, 21.82%, 18.41%, 16.33% and 13.01%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Ten United States Trusts. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in a Strategic Ten United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the DJIA Ten and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

   The chart below represents past performance of the DJIA and the DJIA Ten (but does not represent possible performance of the Strategic Ten United States Trusts which, as indicated above, include certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a period (including those on stocks trading ex-dividend as of the last day of the period) are reinvested at the end of that period and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 25 year period ended December 31, 1997 referred to in the table were 19.51% and 13.01% for the DJIA Ten and the DJIA, respectively. There can be no assurance that a Strategic Ten United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

                    VALUE OF $10,000 INVESTED JANUARY 1, 1973
     ----------------------------------------------------------------------
      TWO YEAR
    PERIOD ENDED
     DECEMBER 31                  DJIA TEN                     DJIA
 ------------------       ----------------------      ----------------------
        1974               $            9,083          $          6,668
        1976                           20,769                    11,826
        1978                           22,263                    10,602
        1980                           32,192                    14,226
        1982                           43,955                    17,287
        1984                           67,143                    21,955
        1986                          112,447                    37,000
        1988                          147,756                    45,484
        1990                          180,196                    59,560
        1992                          287,429                    79,238
        1994                          391,828                    97,082
        1996                          706,684                   170,377
   1998 thru 3/31

STRATEGIC TEN TRUST UNITED KINGDOM PORTFOLIO
--------------------------------------------------------------------------------

   The United Kingdom Trust consists of common stocks of those ten companies in the Financial Times Industrial Ordinary Share Index which had the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The United Kingdom Trust consists of common stocks of the following ten companies:

   Allied Domecq Plc. Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through Hiram Walker, the company also produces a wide range of brands, including "Ballantine's" scotch whiskey, "Canadian Club" Canadian whiskey, "Kahlua", "Tia Maria", "Beefeater Gin" and other brands.

   BG Plc. BG Plc, through Transco International, provides gas transportation and storage services to customers in Great Britain. The company also has exploration and production, international downstream, research and technology and property development activities.

   Blue Circle Industries Plc. Blue Circle Industries Plc manufactures cement, concrete, aggregates, bathroom fixtures and heating supplies. The company produces cement, concrete and aggregates worldwide and manufactures and sells furnaces, boilers, bathroom sinks, toilets and other fixtures in Europe. Blue Circle also manages a 33,000 acre estate in the United Kingdom, develops real estate and builds homes.

   British Telecom Plc. British Telecom Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. The company has operations internationally.

   BTR Plc. BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems and electrical and consumer related divisions. The company produces and sells building products, agricultural equipment and aircraft equipment and distributes electrical, health care, environmental control and paper and printing products.

   Courtaulds Plc. Courtaulds Plc produces items that protect and/or decorate environments. The company manufactures fibers, films, coatings, chemicals, packaging and performance materials and sealants. Courtaulds also manufactures aerospace equipment and components. The company sells its products internationally.

   Diageo Plc. Diageo Plc has operations in food, alcoholic beverages, fast food restaurants, and property management. The company owns "Burger King" restaurants, and markets food products under the "Pillsbury", "Haagen Dazs", and "Green Giant" brand names. The companyliquor and beer products include "Smirnoff", "J&B Rare", "Johnnie Walker", "Jose Cuervo", "Hine", "Baileys", "Harp" and "Guinness Stout".

   General Electric Company Plc. General Electric Company Plc manufactures power, communications and defense equipment, electronic and power systems, consumer goods, office and printing equipment, medical equipment and electronic components. The company sells its products to the military and civil industries, as well as the international and domestic consumer and business markets.

   Peninsular & Oriental Steam Navigation Company. Peninsular & Oriental Steam Navigation Company's primary activities include container and bulk shipping, house building, property investment, construction and development and cruise, ferry and transport services. Peninsular & Oriental operates worldwide.

   ScottishPower Plc. ScottishPower Plc is an integrated power and energy group that generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The group also provides water and wastewater services and operates in the gas and telecommunications sectors.

   The following table sets forth a comparison of the hypothetical total return of the FT Index and the ten stocks in the FT Index having the highest dividend yield in each of the past 20 years (the "FT Ten") applying the Trust strategy on an annual basis, as of December 31 in each of those years (and as of the end of the most recent quarter). The FT Index statistics are based on a geometric, unweighted average of the companies included in the FT Index, while the statistics for the FT Ten are based on an approximately equal distribution (based on market price) of each of the ten stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the FT Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the United Kingdom Trust.

                         COMPARISON OF TOTAL RETURNS(1)*
                                                            FINANCIAL TIMES
                                                          INDUSTRIAL ORDINARY
          YEAR                       FT TEN                   SHARE INDEX
  --------------------       ----------------------     ----------------------
          1978                         9.99%                      8.57%
          1979                         4.57                      10.46
          1980                        28.22                      33.20
          1981                        (5.56)                     (4.62)
          1982                         4.23                       0.24
          1983                        44.54                      22.23
          1984                         7.81                       2.63
          1985                        75.73                      55.28
          1986                        27.21                      24.34
          1987                        46.38                      38.04
          1988                        12.65                       6.59
          1989                        25.66                      22.61
          1990                        15.03                      10.21
          1991                         8.95                      15.15
          1992                         4.72                      (2.22)
          1993                        36.40                      19.38
          1994                         2.49                       1.75
          1995                        12.03                      18.03
          1996                         7.75                       8.67
          1997                        10.66                      12.21
     1998 thru 3/31

   * Source: Datastream International, Inc. and Extell Financial LTD. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The FT Ten for each period were identified by ranking the dividend yield for each of the stocks in the FT Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the London Stock Exchange in the then current period. Total Return for each period was calculated by taking the difference between the market value of such stocks as of the last trading day on the London Stock Exchange in the period from the market value of such stocks as of the first trading day in that period (adjusted for any stock splits and corporate spinoffs), and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the United Kingdom Trust. The annual figures in the table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. All values were converted into British pounds sterling using the opening exchange rate at the beginning of each period. The period-end total in British pounds sterling was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling using the opening exchange rate at the beginning of the next period.

   Based on the total returns set forth in the table above, the average annual total returns for the FT Ten for the most recent complete three, five, ten and twenty year periods were 10.13%, 13.30%, 13.25% and 17.62%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the FT Index for the most recent complete three, five, ten and twenty year periods were 12.90%, 11.82%, 10.98% and 14.30%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the United Kingdom Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in the United Kingdom Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the FT Ten and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the FT Index and the FT Ten (but not the United Kingdom Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 17.62% and 14.30% for the FT Ten and the FT Index, respectively. There can be no assurance that the United Kingdom Trust will outperform the FT Index over its life or over consecutive rollover periods, if available.

                 VALUE OF $10,000 INVESTED JANUARY 1, 1978(1)(2)
     ----------------------------------------------------------------------


       PERIOD                      FT TEN                     FTINDEX
 ------------------       ----------------------      ----------------------
        1978               $           10,999          $         10,857
        1979                           11,502                    11,993
        1980                           14,747                    15,974
        1981                           13,927                    15,236
        1982                           14,517                    15,273
        1983                           20,982                    18,668
        1984                           22,621                    19,159
        1985                           39,752                    29,750
        1986                           50,568                    36,991
        1987                           74,022                    51,062
        1988                           83,386                    54,427
        1989                          104,783                    66,733
        1990                          120,531                    73,547
        1991                          131,319                    84,689
        1992                          137,517                    82,809
        1993                          187,573                    98,858
        1994                          192,244                   100,588
        1995                          215,371                   118,723
        1996                          232,062                   129,017
        1997                          256,800                   144,770
   1998 thru 3/31

--------------------------------------------------------------------------------
(1)The $10,000 initial investment was converted into British pounds sterling using the opening exchange rate at the beginning of each period.
(2)The period-end total in British pounds sterling was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling using the opening exchange rate at the beginning of the next period.

   The following table sets forth a comparison of the hypothetical average annual total return of the FT Index and the ten stocks in the FT Index having the highest dividend yield in the past 20 years (the "FT Ten") applying the Trust strategy on a biennial basis, as of December 31 in each two-year period. The FT Index statistics are based on a geometric, unweighted average of the companies included in the FT Index, while the statistics for the FT Ten are based on an approximately equal distribution (based on market price) of each of the ten stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the FT Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the United Kingdom Trust.

                         COMPARISON OF TOTAL RETURNS(1)*
      TWO YEAR                                            FINANCIAL TIMES
    PERIOD ENDED                                        INDUSTRIAL ORDINARY
     DECEMBER 31                   FT TEN                   SHARE INDEX
--------------------       ----------------------     ----------------------
        1979                         5.18%                      9.51%
        1981                         5.54                      12.71
        1983                        24.85                      10.69
        1985                        42.77                      26.24
        1987                        39.16                      31.01
        1989                        15.88                      14.32
        1991                        13.33                      12.65
        1993                        17.81                       8.04
        1995                         3.53                       9.59
        1997                         7.73                      10.43
   1998 thru 3/31

   * Source: Datastream International, Inc. and Extell Financial LTD. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The FT Ten for each period were identified by ranking the dividend yield for each of the stocks in the FT Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the London Stock Exchange in the then current period. Total Return for each period was calculated by taking the difference between the market value of such stocks as of the last trading day on the London Stock Exchange in the period from the market value of such stocks as of the first trading day in that period (adjusted for any stock splits and corporate spinoffs), and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the United Kingdom Trust. The annual figures in the table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. All values were converted into British pounds sterling using the opening exchange rate at the beginning of each period. The period-end total in British pounds sterling was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling using the opening exchange rate at the beginning of the next period.

   Based on the total returns set forth in the table above, the average annual total returns for the FT Ten for the most recent complete three, five, ten and twenty year periods were 4.92%, 9.90%, 15.45% and 16.43%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the FT Index for the most recent complete three, five, ten and twenty year periods were 12.90%, 11.82%, 10.98% and 14.30%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the United Kingdom Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in the United Kingdom Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the FT Ten and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the FT Index and the FT Ten (but not the United Kingdom Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 16.43% and 14.30% for the FT Ten and the FT Index, respectively. There can be no assurance that the United Kingdom Trust will outperform the FT Index over its life or over consecutive rollover periods, if available.

                 VALUE OF $10,000 INVESTED JANUARY 1, 1978(1)(2
     ----------------------------------------------------------------------
       TWO-YEAR
     PERIOD ENDED
      DECEMBER 31                   FT TEN                    FT INDEX
  ------------------       ----------------------      ----------------------
         1979               $           11,062          $         11,993
         1981                           12,322                    15,236
         1983                           19,206                    18,668
         1985                           39,147                    29,750
         1987                           75,805                    51,062
         1989                          101,784                    66,733
         1991                          130,721                    84,689
         1993                          181,433                    98,858
         1995                          194,476                   118,723
         1997                          225,725                   144,770
    1998 thru 3/31

--------------------------------------------------------------------------------
1) The $10,000 initial investment was converted into British pounds sterling using the opening exchange rate at the beginning of each period.
(2)The period-end total in British pounds sterling was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling using the opening exchange rate at the beginning of the next period.

STRATEGIC TEN TRUST HONG KONG PORTFOLIO
--------------------------------------------------------------------------------

   The Hong Kong Trust consists of common stocks of those ten companies in the Hang Seng Index which had the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Hong Kong Trust consists of common stocks of the following ten companies:

   Amoy Properties Limited. Amoy Properties Limited is a property investment company. The principal activities of the company are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

   Cathay Pacific Airways. Cathay Pacific Airways is a major airline operator with services covering the Far East, the Middle East, Europe, North America and South Africa. The company is also involved in aircraft engineering, airline catering and airport security.

   Great Eagle Holdings Limited. Great Eagle Holdings Limited is an investment holding company. The principal activities of the subsidiaries are property development, property investment, hotel and restaurant operations, trading of building materials, share investment, provision of management and maintenance services, property management, financing and insurance agency.

   Hang Lung Development Company Limited. Hang Lung Development Company Limited, through its subsidiaries, invests in and develops real estate for sale and for rental income. The company also manages hotels and operates car park businesses.

    Henderson Investment Limited. Henderson Investment Limited is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and hotel business.

   Henderson Land Development Company Limited. Henderson Land Development Company Limited is a holding company whose main operations include property development and investment, project management, construction, property management, finance and investment holding.

   Hopewell Holdings Limited. Hopewell Holdings Limited is an investment holding company. Its subsidiaries are active in the field of property investment and development, civil and building construction, power station operations, project investment and management, hotel operations, treasury investments and real estate agency and management.

   Hysan Development Company Limited. Hysan Development Company Limited is an investment holding company. Its subsidiaries are active in the field of property investment, property development and capital market investment. The company's profits mainly come from commercial rental income and luxury residential property located in Hong Kong.

    Sino Land Company. Sino Land Company is an investment holding company. The company and its subsidiaries develop and invest in real estate, trade in securities and provide financing services.

   Wharf  Holdings  Limited.  Wharf  Holdings  Limited is involved in  property,
infrastructure,   hotels,   terminal   and   warehousing,   tunnel   operations,
communication, management services and investment consultancy.

   The following table sets forth a comparison of the hypothetical total return of the Hang Seng Index and the ten stocks in the Hang Seng Index having the highest dividend yield in each of the past 20 years (the "Hang Seng Ten") applying the Trust strategy on an annual basis, as of December 31 in each of those years (and as of the end of the most recent quarter). The Hang Seng Index statistics are based on a geometric, unweighted average of the companies included in the Hang Seng Index, while the statistics for the Hang Seng Ten are based on an approximately equal distribution (based on market price) of each of the ten stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the Hang Seng Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the Hong Kong Trust.



                         COMPARISON OF TOTAL RETURNS(1)*
         YEAR                    HANG SENG TEN             HANG SENG INDEX
 --------------------       ----------------------     ----------------------
         1978                        17.92%                     23.27%
         1979                        67.81                      80.78
         1980                        38.03                      67.12
         1981                        (5.87)                    (11.61)
         1982                       (38.76)                    (48.01)
         1983                        (3.30)                     (0.28)
         1984                        57.36                      45.12
         1985                        43.30                      52.26
         1986                        62.35                      52.17
         1987                        (1.22)                     (7.09)
         1988                        43.24                      20.70
         1989                         7.85                      10.36
         1990                         6.02                      11.98
         1991                        51.11                      48.59
         1992                        38.79                      33.54
         1993                       109.72                     123.15
         1994                       (35.60)                    (29.26)
         1995                        16.07                      27.34
         1996                        33.68                      37.74
         1997                       (17.04)                    (16.92)
    1998 thru 3/31

    * Source: Datastream International, Inc. and The Hong Kong Stock Exchange. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations

--------------------------------------------------------------------------------
(1)The Hang Seng Ten for each period were identified by ranking the dividend yield for each of the stocks in the Hang Seng Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the Hong Kong Stock Exchange in the then current period. Total Return for each period was calculated by taking the difference between the market value of such stocks as of the last trading day on the Hong Kong Stock Exchange in the period from the market value of such stocks as of the first trading day in that period (adjusted for any stock splits and corporate spinoffs), and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Hong Kong Trust. The annual figures in the table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. All values were converted into Hong Kong dollars using the opening exchange rate at the beginning of each period. The period-end total in Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into Hong Kong dollars using the opening exchange rate at the beginning of the next period.

   Based on the total returns set forth in the table above, the average annual total returns for the Hang Seng Ten for the most recent complete three, five, ten and twenty year periods were 8.78%, 11.70%, 19.57% and 19.08%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the Hang Seng Index for the most recent complete three, five, ten and twenty year periods were 13.37%, 18.13%, 21.14% and 19.69%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Hong Kong Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the Hang Seng Index in 12 of the last 20 years and a Unitholder in the Hong Kong Trust would not necessarily realize as high a total return on an investment in the 10 stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Hang Seng Ten and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the Hang Seng Index and the Hang Seng Ten (but not the Hong Kong Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations on the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 19.08% and 19.69% for the Hang Seng Ten and the Hang Seng Index, respectively. There can be no assurance that the Hong Kong Trust will outperform the Hang Seng Index over its life or over consecutive rollover periods, if available.

                 VALUE OF $10,000 INVESTED JANUARY 1, 1978(1)(2)
     ----------------------------------------------------------------------
      PERIOD                   HANG SENG TEN             HANG SENG INDEX
------------------       ----------------------      ----------------------
       1978               $           11,792          $         12,327
       1979                           19,788                    22,285
       1980                           27,314                    37,242
       1981                           25,710                    32,918
       1982                           15,745                    17,114
       1983                           15,225                    17,110
       1984                           23,959                    24,829
       1985                           34,333                    37,805
       1986                           55,739                    57,528
       1987                           55,059                    53,449
       1988                           78,867                    64,513
       1989                           85,058                    71,197
       1990                           90,178                    79,726
       1991                          136,269                   118,465
       1992                          189,127                   158,199
       1993                          396,638                   353,020
       1994                          255,435                   249,726
       1995                          296,483                   318,002
       1996                          396,338                   438,015
       1997                          328,802                   363,903
  1998 thru 3/31

--------------------------------------------------------------------------------
(1)The $10,000 initial investment was converted into Hong Kong dollars using the opening exchange rate at the beginning of each period.
(2)The period-end total in Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into Hong Kong dollars using the opening exchange rate at the beginning of the next period.

   The following table sets forth a comparison of the hypothetical average annual total return of the Hang Seng Index and the ten stocks in the Hang Seng Index having the highest dividend yield in the past 20 years (the "Hang Seng Ten") applying the Trust strategy on a biennial basis, as of December 31 in each two-year period. The Hang Seng Index statistics are based on a geometric, unweighted average of the companies included in the Hang Seng Index, while the statistics for the Hang Seng Ten are based on an approximately equal distribution (based on market price) of each of the ten stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the Hang Seng Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the Hong Kong Trust.

                         COMPARISON OF TOTAL RETURNS(1)*
       TWO YEAR
     PERIOD ENDED
      DECEMBER 31                HANG SENG TEN             HANG SENG INDEX
 --------------------       ----------------------     ----------------------
         1979                        32.58%                     49.28%
         1981                        12.31                      21.54
         1983                       (19.06)                    (27.91)
         1985                        45.94                      48.65
         1987                        27.26                      18.90
         1989                        25.82                      15.41
         1991                        16.60                      28.99
         1993                        52.10                      72.63
         1995                       (19.45)                     (5.09)
         1997                         3.03                       6.97
    1998 thru 3/31

    * Source: Datastream International, Inc. and The Hong Kong Stock Exchange. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The Hang Seng Ten for each period were identified by ranking the dividend yield for each of the stocks in the Hang Seng Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the Hong Kong Stock Exchange in the then current period. Total Return for each period was calculated by taking the difference between the market value of such stocks as of the last trading day on the Hong Kong Stock Exchange in the period from the market value of such stocks as of the first trading day in that period (adjusted for any stock splits and corporate spinoffs), and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Hong Kong Trust. The annual figures in the table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. All values were converted into Hong Kong dollars using the opening exchange rate at the beginning of each period. The period-end total in Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into Hong Kong dollars using the opening exchange rate at the beginning of the next period.

   Based on the total returns set forth in the table above, the average annual total returns for the Hang Seng Ten for the most recent complete three, five, ten and twenty year periods were (4.63)%, 14.95%, 15.73% and 16.62%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the Hang Seng Index for the most recent complete three, five, ten and twenty year periods were 13.37%, 18.13%, 21.14% and 19.69%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Hong Kong Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in the Hong Kong Trust would not necessarily realize as high a total return on an investment in the 10 stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Hang Seng Ten and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the Hang Seng Index and the Hang Seng Ten (but not the Hong Kong Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations on the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 16.62% and 19.69% for the Hang Seng Ten and the Hang Seng Index, respectively. There can be no assurance that the Hong Kong Trust will outperform the Hang Seng Index over its life or over consecutive rollover periods, if available.

                 VALUE OF $10,000 INVESTED JANUARY 1, 1977(1)(2)
     ----------------------------------------------------------------------
     TWO YEAR
   PERIOD ENDED
    DECEMBER 31                HANG SENG TEN             HANG SENG INDEX
------------------       ----------------------      ----------------------
       1979               $           17,576          $         22,285
       1981                           22,170                    32,918
       1983                           14,523                    17,110
       1985                           30,934                    37,805
       1987                           50,095                    53,449
       1989                           79,307                    71,197
       1991                          107,826                   118,465
       1993                          249,446                   353,020
       1995                          161,861                   318,002
       1997                          171,824                   363,903
  1998 thru 3/31

--------------------------------------------------------------------------------
(1)The $10,000 initial investment was converted into Hong Kong dollars using the opening exchange rate at the beginning of each period.
(2)The period-end total in Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into Hong Kong dollars using the opening exchange rate at the beginning of the next period.

STRATEGIC FIVE TRUST UNITED STATES PORTFOLIOS
--------------------------------------------------------------------------------

   The Strategic Five United States Trusts consist of common stocks of those five companies which had the 2nd through 6th lowest per share stock price of the ten companies in the DJIA which had the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit.
Historically, the lowest priced stock in the DJIA has been a company experiencing difficulties. Each Strategic Five Trust holds a separate portfolio and has a different sales charge structure. While each Trust invests in the same stocks, the actual amounts and weightings of the stocks could differ and the performance of the Trusts may differ. Each Strategic Five United States Trust consists of common stocks of the following five companies:

   AT&T Corporation. AT&T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. AT&T is involved in basic research as well as product and service development and offers a general-purpose credit card and financial and leasing services.

   DuPont (E.I.) de Nemours & Company. DuPont (E.I.) de Nemours and Company is a research and technology-based company offering products including chemicals, polymers, fibers and petroleum. The company serves worldwide markets in the aerospace, agriculture, apparel, automotive, construction, packaging, printing, refining and transportation industries.

   Eastman Kodak Company. Eastman Kodak Company manufactures and markets imaging products. The company makes photographic films and papers for various uses. Eastman Kodak also develops, manufactures and markets traditional and digital cameras, photographic plates and chemicals, processing and audiovisual equipment, as well as document management products, applications software, printers and other equipment.

   Exxon Corporation. Exxon Corporation and its affiliated companies explore for and produce crude oil and natural gas, manufacture petroleum products, and transport and sell their products worldwide. Through a division, the company manufactures and markets petrochemicals. Exxon and its affiliates explore for, mine, and sell coal and other minerals.

   International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

   The following table sets forth a comparison of the hypothetical total return of the 2nd through 6th lowest priced stocks of the ten highest yielding DJIA common stocks (the "DJIA Five") on an annual basis with the one-year total returns of all common stocks comprising the DJIA in each of the last 25 years, as of December 31 in each of those years (and as of the end of the most recent quarter). It should be noted that the common stocks comprising the DJIA Five may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Five United States Trusts.

                         COMPARISON OF TOTAL RETURNS(1)*
                                                       DOW JONES INDUSTRIAL
        YEAR                      DJIA FIVE                   AVERAGE
--------------------       ----------------------     ----------------------
        1973                        18.58%                    (13.16)%
        1974                         0.56                     (23.21)
        1975                        64.54                      44.48
        1976                        39.29                      22.75
        1977                        (4.82)                    (12.70)
        1978                         0.76                       2.69
        1979                        19.86                      10.52
        1980                        32.33                      21.41
        1981                         3.15                      (3.40)
        1982                        48.11                      25.79
        1983                        43.50                      25.65
        1984                        11.60                       1.08
        1985                        37.00                      32.78
        1986                        36.10                      26.92
        1987                        (2.75)                      6.02
        1988                        22.65                      15.95
        1989                        10.49                      31.71
        1990                       (20.71)                     (0.58)
        1991                        56.02                      23.93
        1992                        24.96                       7.35
        1993                        38.67                      16.74
        1994                         3.33                       4.95
        1995                        42.57                      36.49
        1996                        32.06                      28.58
        1997                        27.68                      24.78
   1998 thru 3/31

    * Source: Barron's, Bloomberg L.P., Dow Jones Corporation and Ibottson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The DJIA Five for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. The top ten highest dividend yielding stocks were then ranked by price from highest to lowest. The absolute lowest priced stock was eliminated and the next five lowest priced stocks were selected for the comparison. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by a Trust.


   Based on the total returns set forth in the table above, the average annual total returns for the DJIA Five for the most recent complete three, five, ten, twenty and twenty-five year periods were 33.96%, 28.06%, 21.85%, 21.74% and 21.61%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent complete three, five, ten, twenty and twenty-five year periods were 29.86%, 21.82%, 18.41%, 16.33% and 13.01%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Five United States Trusts. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolios been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, they would have underperformed the DJIA in 5 of the last 25 calendar years and there can be no assurance that the Strategic Five United States Trusts will outperform the DJIA over the life of such Trusts or over consecutive rollover periods, if available. A Unitholder in a Strategic Five United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the DJIA Five and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

   The chart below represents past performance of the DJIA and the DJIA Five (but does not represent possible performance of the Strategic Five United States Trusts which, as indicated above, include certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 25 year period ended December 31, 1997 referred to in the table were 21.61% and 13.01% for the DJIA Five and the DJIA, respectively. There can be no assurance that a Strategic Five United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

                    VALUE OF $10,000 INVESTED JANUARY 1, 1973
     ----------------------------------------------------------------------
      PERIOD                     DJIA FIVE                    DJIA
------------------       ----------------------      ----------------------
       1973               $           11,858          $          8,684
       1974                           11,924                     6,668
       1975                           19,620                     9,635
       1976                           27,329                    11,826
       1977                           26,012                    10,324
       1978                           26,210                    10,602
       1979                           31,415                    11,718
       1980                           41,571                    14,226
       1981                           42,881                    13,743
       1982                           63,511                    17,287
       1983                           91,138                    21,721
       1984                          101,710                    21,955
       1985                          139,343                    29,152
       1986                          189,646                    37,000
       1987                          184,430                    39,228
       1988                          226,204                    45,485
       1989                          249,933                    59,908
       1990                          198,172                    59,560
       1991                          309,187                    73,813
       1992                          386,361                    79,238
       1993                          535,766                    92,503
       1994                          553,607                    97,082
       1995                          789,278                   132,507
       1996                        1,042,320                   170,377
       1997                        1,330,835                   212,596
  1998 thru 3/31

   The following table sets forth a comparison of the hypothetical average annual total return of the 2nd through 6th lowest priced stocks of the ten highest yielding DJIA common stocks (the "DJIA Five") on a biennial basis with the two-year average annual total returns of all common stocks comprising the DJIA in the last 25 years. It should be noted that the common stocks comprising the DJIA Five may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Five United States Trusts.

                         COMPARISON OF TOTAL RETURNS(1)*
       TWO YEAR
     PERIOD ENDED                                       DOW JONES INDUSTRIAL
      DECEMBER 31                  DJIA FIVE                   AVERAGE
 --------------------       ----------------------     ----------------------
         1974                         2.99%                    (18.34)%
         1976                        52.83                      33.17
         1978                        (0.07)                     (5.32)
         1980                        32.71                      15.84
         1982                        13.72                      10.23
         1984                        24.04                      12.70
         1986                        37.09                      29.82
         1988                        10.41                      10.87
         1990                         0.62                      14.43
         1992                        41.48                      15.34
         1994                        23.40                      10.69
         1996                        36.16                      32.48
    1998 thru 3/31

   * Source: Barron's, Bloomberg L.P., Dow Jones Corporation and Ibottson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The DJIA Five for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. The top ten highest dividend yielding stocks were then ranked by price from highest to lowest. The absolute lowest priced stock was eliminated and the next five lowest priced stocks were selected for the comparison. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by a Trust.

   Based on the total returns set forth in the table above, the average annual total returns for the DJIA Five for the most recent complete three, five, ten, twenty and twenty-five year periods were 33.27%, 29.23%, 24.79%, 22.87% and 22.03%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent complete three, five, ten, twenty and twenty-five year periods were 29.86%, 21.82%, 18.41%, 16.33% and 13.01%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Five United States Trusts. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in a Strategic Five United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the DJIA Five and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

   The chart below represents past performance of the DJIA and the DJIA Five (but does not represent possible performance of the Strategic Five United States Trusts which, as indicated above, include certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the period) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 25 year period ended December 31, 1997 were 22.03% and 13.01% for the DJIA Five and the DJIA, respectively. There can be no assurance that a Strategic Five United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

                    VALUE OF $10,000 INVESTED JANUARY 1, 1973
     ----------------------------------------------------------------------
     TWO YEAR
   PERIOD ENDED
    DECEMBER 31                  DJIA FIVE                    DJIA
------------------       ----------------------      ----------------------
       1974               $           10,608          $          6,668
       1976                           24,776                    11,826
       1978                           24,739                    10,602
       1980                           43,568                    14,226
       1982                           56,342                    17,287
       1984                           86,683                    21,955
       1986                          162,921                    37,000
       1988                          198,599                    45,485
       1990                          201,056                    59,560
       1992                          402,456                    79,238
       1994                          612,833                    97,082
       1996                        1,136,146                   170,377
  1998 thru 3/31

STRATEGIC THIRTY TRUST GLOBAL PORTFOLIO
--------------------------------------------------------------------------------

   The Strategic Thirty Trust consists of thirty stocks which include the common stocks of the ten companies in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Trust consists of common stocks of the following thirty companies:

   AT&T Corporation. AT&T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. AT&T is involved in basic research as well as product and service development and offers a general-purpose credit card and financial and leasing services.

   Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. Chevron is also active in the mineral and chemical industry.

   DuPont (E.I.) de Nemours & Company. DuPont (E.I.) de Nemours and Company is a research and technology-based company offering products including chemicals, polymers, fibers and petroleum. The company serves worldwide markets in the aerospace, agriculture, apparel, automotive, construction, packaging, printing, refining and transportation industries.

   Eastman Kodak Company. Eastman Kodak Company manufactures and markets imaging products. The company makes photographic films and papers for various uses. Eastman Kodak also develops, manufactures and markets traditional and digital cameras, photographic plates and chemicals, processing and audiovisual equipment, as well as document management products, applications software, printers and other equipment.

   Exxon Corporation. Exxon Corporation and its affiliated companies explore for and produce crude oil and natural gas, manufacture petroleum products, and transport and sell their products worldwide. Through a division, the company manufactures and markets petrochemicals. Exxon and its affiliates explore for, mine, and sell coal and other minerals.

   General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the "Chevrolet", "Buick", "Cadillac", "Oldsmobile", "Pontiac", "Saturn", and "GMC" names. The company also offers financing, insurance, mortgage banking, and construction and operation of satellites.

   International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

    J.P. Morgan & Company, Incorporated. J.P. Morgan & Company, Incorporated, through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

   Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and health care products. The company produces and markets more than 60,000 products worldwide. Minnesota's products include "Post-it" notes, "Wetordry" sandpaper, "Scotchgard" fabric, film and photo protectors, "Thinsulate" insulation products and "Alge Block" copper roofing.

    Philip Morris Companies, Inc. Philip Morris Companies, Inc. is a consumer packaged goods company. The company operates through five subsidiaries. Philip Morris' products include "Bull's Eye", "Breakstone's", "Kraft", "Cambridge" and "Marlboro" cigarettes, "Cracker Barrel" and "Polly-O"cheeses, "Crystal Light", "Maxwell House", and "Miller", "Milwaukee's Best", and "Meister Brau" beer.

   Allied Domecq Plc. Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through Hiram Walker, the company also produces a wide range of brands, including "Ballantine's" scotch whisky, "Canadian Club" Canadian whisky, "Kahlua", "Tia Maria", "Beefeater Gin" and other brands.

   Blue Circle Industries Plc. Blue Circle Industries Plc manufactures cement, concrete, aggregates, bathroom fixtures and heating supplies. The company produces cement, concrete and aggregates worldwide and manufactures and sells furnaces, boilers, bathroom sinks, toilets and other fixtures in Europe. Blue Circle also manages a 33,000 acre estate in the United Kingdom, develops real estate and builds homes.

   British Telecom Plc. British Telecom Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. British Telecom has operations internationally.

   BTR Plc. BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems and electrical and consumer related divisions. The company produces and sells building products, agricultural equipment and aircraft equipment and distributes electrical, health care, environmental control and paper and printing products.

   Courtaulds Plc. Courtaulds Plc produces items that protect and/or decorate environments. The company manufactures fibers, films, coatings, chemicals, packaging and performance materials and sealants. Courtaulds also manufactures aerospace equipment and components. The company sells its products internationally.

   General Electric Company Plc. General Electric Company Plc manufactures power, communications and defense equipment, electronic and power systems, consumer goods, office and printing equipment, medical equipment and electronic components. The company sells its products to the military and civil industries, as well as the international and domestic consumer and business markets.

   National Westminster Bank Plc. National Westminster Bank Plc, a London-based retail bank, provides a variety of banking and financial services to both the domestic and international markets. The bank operates 2,223 branches in the United Kingdom. In addition the bank provides worldwide corporate and investment banking, asset management and financing.

   Peninsular & Oriental Steam Navigation Company. Peninsular & Oriental Steam Navigation Company's primary activities include container and bulk shipping, housebuilding, property investment, construction and development and cruise, ferry and transport services. Peninsular & Oriental operates worldwide.

   ScottishPower Plc. ScottishPower Plc is an integrated power and energy group that generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The group also provides water and wastewater services and operates in the gas and telecommunications sectors.

   Tate & Lyle Plc. Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low-calorie sweeteners. The group also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

   Amoy Properties Limited. Amoy Properties Limited is a property investment company. The principal activities of the company are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

   Cathay Pacific Airways. Cathay Pacific Airways is a major airline operator with services covering the Far East, the Middle East, Europe, North America and South Africa. The company is also involved in aircraft engineering, airline catering and airport security.

   Great Eagle Holdings Limited. Great Eagle Holdings Limited is an investment holding company. The principal activities of the subsidiaries are property development, property investment, hotel and restaurant operations, trading of building materials, share investment, provision of management and maintenance services, property management, financing and insurance agency.

   Hang Lung Development Company Limited. Hang Lung Development Company Limited, through its subsidiaries, invests in and develops real estate for sale and for rental income. The company also manages hotels and operates car park businesses.

    Henderson Investment Limited. Henderson Investment Limited is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and hotel business.

   Henderson Land Development Company Limited. Henderson Land Development Company Limited is a holding company whose main operations include property development and investment, project management, construction, property management, finance and investment holding.

   Hong Kong & Shanghai Hotels, Limited. Hong Kong & Shanghai Hotels, Limited operates the Peninsula Hotel, the Kowloon Hotel and the Palace Hotels in the United States, Philippines and China. The company's property portfolio also includes Repulse Bay Complex, the Peak Tower, and the St. John's Building. Other operations include Club management, the Tai Pan Laundry, and food and beverage outlets.

   Hysan Development Company Limited. Hysan Development Company Limited is an investment holding company. Its subsidiaries are active in the field of property investment, property development and capital market investment. The company's profits mainly come from commercial rental income and luxury residential property located in Hong Kong.

    Sino Land Company. Sino Land Company is an investment holding company. The company and its subsidiaries develop and invest in real estate, trade in securities and provide financing services.

   Wharf  Holdings  Limited.  Wharf  Holdings  Limited is involved in  property,
infrastructure,   hotels,   terminal   and   warehousing,   tunnel   operations,
communication, management services and investment consultancy.

   The following table compares the hypothetical performance of the Ten Highest Dividend Yielding Stocks for the DJIA, FT Index and Hang Seng Index and a combination of the Ten Highest Dividend Yielding Stocks in these indices (the "Combined Thirty") with the performance of the DJIA, FT Index and Hang Seng Index and a combination of the three indices (the "Average of Total Returns") applying the Trust strategy on an annual basis in the past 20 years, as of December 31 in each of those years (and as of the end of the most recent quarter). The Average of Total Returns statistics are based on a geometric, unweighted average of the companies included in such indices, while the statistics for the Combined Thirty are based on an approximately equal distribution (based on market price) of each of the thirty stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the Average of Total Returns may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Thirty Global Trust.

                                                    COMPARISON OF TOTAL RETURNS (2)
                                   STRATEGY TOTAL RETURNS                            INDEX TOTAL RETURNS

                     10 HIGHEST DIVIDEND YIELDING STOCKS (1)
                   --------------------------------------
                                                                                                                         AVERAGE
                                                HANG SENG     COMBINED                                  HANG SENG     OF TOTAL
      YEAR           DJIA         FT INDEX        INDEX        THIRTY         DJIA        FT INDEX        INDEX      RETURNS(3)
  -------------  ------------   ------------  ------------  ------------  ------------  ------------  ------------  ------------
      1978            0.12%          9.99%        17.92%         9.34%         2.69%         8.57%        23.27%        11.51%
      1979           12.37           4.57         67.81         28.25         10.52         10.46         80.78         33.92
      1980           27.23          28.22         38.03         31.16         21.41         33.20         67.12         40.58
      1981            7.52          (5.56)        (5.87)        (1.30)        (3.40)        (4.62)       (11.61)        (6.54)
      1982           26.03           4.23        (38.76)        (2.83)        25.79          0.24        (48.01)        (7.33)
      1983           38.75          44.54         (3.30)        26.66         25.65         22.23         (0.03)        15.95
      1984           11.82           7.81         57.36         25.66          1.08          2.63         45.12         16.28
      1985           29.45          75.73         43.30         49.49         32.78         55.28         52.26         46.77
      1986           35.77          27.21         62.35         41.78         26.92         24.34         52.17         34.48
      1987            5.93          46.38         (1.22)        17.03          6.02         38.04         (7.09)        12.32
      1988           24.75          12.65         43.24         26.88         15.95          6.59         20.70         14.41
      1989           25.08          25.66          7.85         19.53         31.71         22.61         10.36         21.56
      1990           (7.57)         15.03          6.02          4.49         (0.58)        10.21         11.98          7.20
      1991           34.86           8.95         51.11         31.64         23.93         15.15         48.59         29.22
      1992            7.85           4.72         38.79         17.12          7.35         (2.22)        33.54         12.89
      1993           26.93          36.40        109.72         57.68         16.74         19.38        123.15         53.09
      1994            4.12           2.49        (35.60)        (9.66)         4.95          1.75        (29.26)        (7.52)
      1995           36.58          12.03         16.07         21.56         36.49         18.03         27.34         27.29
      1996           28.05           7.75         33.68         23.16         28.58          8.67         37.74         25.00
      1997           21.98          10.66        (17.04)         5.20         24.78         12.21        (16.92)         6.69
 1998 thru 3/31

-----------------------------------------------------------------------------------------------------------------------------
(1)The Ten Highest Dividend  Yielding Stocks in the DJIA, FT Index and Hang Seng
   Index,  respectively,  for any given  period  were  selected  by ranking  the dividend  yields for each of the stocks in the  respective  index,  as of the beginning of the period,  and  dividing by that  stock's  market value on the first trading day on the exchange where that stock principally  trades in the given period.  The Combined  Thirty  merely  averages the Total Return of the stocks which comprise the Ten Highest  Dividend  Yielding Stocks in the DJIA,
   FT Index and Hang Seng Index, respectively.
(2)Total Return  represents the sum of the percentage  change in market value of each group of stocks  between the first trading day of a period and the total dividends  paid on each  group of stocks  during  the  period  divided by the opening market value of each group of stocks as of the first trading day of a period.  Total  Return does not take into  consideration  any sales  charges, commission,  expenses or taxes. Total Return does not take into consideration any  reinvestment  of dividend  income and all returns are stated in terms of the  United  States  dollar.  Although  the Trust  seeks to  achieve a better performance than its respective  index as a whole,  there can be no assurance that  the  Trust  will  achieve  a better  performance  over its life or over consecutive rollover periods, if available.
(3)The Average of Total Returns for the individual years are calculated by using a simple arithmetic average of the three indices for each period. There is no published index  combining the total returns of the three indices.  It is not representative of any recognized index and is purely hypothetical.

   Based on the total returns set forth in the table above, the average annual total returns for the Combined Thirty for the most recent complete three, five, ten and twenty year periods were 16.35%, 17.54%, 18.55% and 19.97%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the combined DJIA, FT Index and Hang Seng Index for the most recent complete three, five, ten and twenty year periods were 19.29%, 19.17%, 17.99% and 18.21%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Thirty Global Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the period indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the DJIA, the FT Index and the Hang Seng Index in 6, 8 and 14 out of the last 20 calendar years, respectively. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the combined DJIA, FT Index and Hang Seng Index in 9 of the last 20 calendar years. There can be no assurance that such Trust will outperform the related indices over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Thirty Global Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Combined Thirty and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the Average of Total Returns and the Combined Thirty (but not the Strategic Thirty Global Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 20 year period ended December 31, 1997 referred to in the table were 19.97% and 18.21% for the Combined Thirty and the Average of Total Returns, respectively. There can be no assurance that the Strategic Thirty Global Trust will outperform the Average of Total Returns over its life or over consecutive rollover periods, if available.

                 VALUE OF $10,000 INVESTED JANUARY 1, 1978(1)(2)
     ----------------------------------------------------------------------
                                 COMBINED                  AVERAGE OF
      PERIOD                      THIRTY                  TOTAL RETURNS
------------------       ----------------------      ----------------------
       1978               $           10,934          $         11,151
       1979                           14,023                    14,933
       1980                           18,393                    20,993
       1981                           18,153                    19,619
       1982                           17,639                    18,182
       1983                           22,342                    21,082
       1984                           28,076                    24,513
       1985                           41,971                    35,979
       1986                           59,505                    48,383
       1987                           69,639                    54,346
       1988                           88,358                    62,179
       1989                          105,615                    75,585
       1990                          110,360                    81,029
       1991                          145,278                   104,709
       1992                          170,150                   118,206
       1993                          268,298                   180,961
       1994                          242,372                   167,353
       1995                          294,627                   213,018
       1996                          362,862                   266,266
       1997                          381,731                   284,079
  1998 thru 3/31

--------------------------------------------------------------------------------
(1)The $10,000 initial investment was converted into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of each period.

(2)The period-end total in British pounds sterling and Hong Kong dollars, as applicable, was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of the next period.

   The following table compares the hypothetical average annual total returns of the Ten Highest Dividend Yielding Stocks for the DJIA, FT Index and Hang Seng Index and a combination of the Ten Highest Dividend Yielding Stocks in these indices (the "Combined Thirty") with the average annual total returns of the DJIA, FT Index and Hang Seng Index and a combination of the three indices (the "Average of Total Returns") applying the Trust strategy on a biennial basis in the past 20 years, as of December 31 in each two-year period. The Average of Total Returns statistics are based on a geometric, unweighted average of the companies included in such indices, while the statistics for the Combined Thirty are based on an approximately equal distribution (based on market price) of each of the thirty stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the Average of Total Returns may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Thirty Global Trust.

                                                    COMPARISON OF TOTAL RETURNS (2)
                                   STRATEGY TOTAL RETURNS                            INDEX TOTAL RETURNS

                     10 HIGHEST DIVIDEND YIELDING STOCKS (1)
                   --------------------------------------
    TWO-YEAR                                                                                                           AVERAGE
PERIOD ENDED                                    HANG SENG     COMBINED                                  HANG SENG     OF TOTAL
DECEMBER 31          DJIA         FT INDEX        INDEX        THIRTY         DJIA        FT INDEX        INDEX      RETURNS(3)
  -------------  ------------   ------------  ------------  ------------  ------------  ------------  ------------  ------------
      1979            5.81%          5.18%        32.58%        14.78%         6.53%         9.51%        49.28%        22.20%
      1981           14.37           5.54         12.31         10.85          8.30         12.71         21.54         14.62
      1983           30.19          24.85        (19.06)        12.53         25.72         10.69        (27.91)         3.66
      1985           22.21          42.77         45.94         38.51         15.85         26.24         48.65         30.64
      1987           20.81          39.16         27.26         30.34         16.00         31.01         18.90         22.90
      1989           26.66          15.88         25.82         23.10         23.58         14.32         15.41         17.93
      1991           12.21          13.33         16.60         14.46         11.00         12.65         28.99         17.70
      1993           18.83          17.81         52.10         29.59         11.95          8.04         72.63         31.46
      1995           19.54           3.53        (19.45)         1.57         19.69          9.59         (5.09)         8.50
      1997           30.79           7.73          3.03         15.05         26.67         10.43          6.97         15.48
 1998 thru 3/31


-----------------------------------------------------------------------------------------------------------------------------
(1)The Ten Highest Dividend  Yielding Stocks in the DJIA, FT Index and Hang Seng
   Index,  respectively,  for any given  period  were  selected  by ranking  the dividend  yields for each of the stocks in the  respective  index,  as of the beginning of the period,  and  dividing by that  stock's  market value on the first trading day on the exchange where that stock principally  trades in the given period.  The Combined  Thirty  merely  averages the Total Return of the stocks which comprise the Ten Highest  Dividend  Yielding Stocks in the DJIA,
   FT Index and Hang Seng Index, respectively.
(2)Total Return  represents the sum of the percentage  change in market value of each group of stocks  between the first trading day of a period and the total dividends  paid on each  group of stocks  during  the  period  divided by the opening market value of each group of stocks as of the first trading day of a period.  Total  Return does not take into  consideration  any sales  charges, commission,  expenses or taxes. Total Return does not take into consideration any  reinvestment  of dividend  income and all returns are stated in terms of the  United  States  dollar.  Although  the Trust  seeks to  achieve a better performance than its respective  index as a whole,  there can be no assurance that  the  Trust  will  achieve  a better  performance  over its life or over consecutive rollover periods, if available.
(3)The Average of Total Returns for the periods are calculated by using a simple arithmetic  average  of the  three  indices  for  each  period.  There  is no published index  combining the total returns of the three indices.  It is not representative of any recognized index and is purely hypothetical.



   Based on the total returns set forth in the table above, the average annual total returns for the Combined Thirty for the most recent complete three, five, ten and twenty year periods were 13.80%, 13.81%, 16.07% and 18.47%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the combined DJIA, FT Index and Hang Seng Index for the most recent complete three, five, ten and twenty year periods were 19.29%, 19.17%, 17.99% and 18.21%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Thirty Global Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. There can be no assurance that such Trust will outperform the related indices over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Thirty Global Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Combined Thirty and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the Average of Total Returns and the Combined Thirty (but not the Strategic Thirty Global Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 20 year period ended December 31, 1997 referred to in the table were 18.47% and 18.21% for the Combined Thirty and the Average of Total Returns, respectively. There can be no assurance that the Strategic Thirty Global Trust will outperform the Average of Total Returns over its life or over consecutive rollover periods, if available.


                 VALUE OF $10,000 INVESTED JANUARY 1, 1978(1)(2)
     ----------------------------------------------------------------------
     TWO YEAR
   PERIOD ENDED                  COMBINED                  AVERAGE OF
    DECEMBER 31                   THIRTY                  TOTAL RETURNS
------------------       ----------------------      ----------------------
       1979               $           13,174          $         14,933
       1981                           16,188                    19,619
       1983                           20,500                    21,082
       1985                           39,326                    35,979
       1987                           66,810                    54,346
       1989                          101,248                    75,585
       1991                          132,636                   104,709
       1993                          222,742                   180,961
       1995                          229,785                   213,018
       1997                          296,568                   284,079
  1998 thru 3/31

--------------------------------------------------------------------------------
(1)The $10,000 initial investment was converted into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of each period.
(2)The period-end total in British pounds sterling and Hong Kong dollars, as applicable, was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of the next period.

STRATEGIC FIFTEEN TRUST GLOBAL PORTFOLIO
--------------------------------------------------------------------------------

   The Strategic Fifteen Trust consists of common stocks of fifteen companies comprising the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Fifteen Trust consists of common stocks of the following fifteen companies:

   AT&T Corporation. AT&T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. AT&T is involved in basic research as well as product and service development and offers a general-purpose credit card and financial and leasing services.

   DuPont (E.I.) de Nemours & Company. DuPont (E.I.) de Nemours and Company is a research and technology-based company offering products including chemicals, polymers, fibers and petroleum. The company serves worldwide markets in the aerospace, agriculture, apparel, automotive, construction, packaging, printing, refining and transportation industries.

   Eastman Kodak Company. Eastman Kodak Company manufactures and markets imaging products. The company makes photographic films and papers for various uses. Eastman Kodak also develops, manufactures and markets traditional and digital cameras, photographic plates and chemicals, processing and audiovisual equipment, as well as document management products, applications software, printers and other equipment.

   Exxon Corporation. Exxon Corporation and its affiliated companies explore for and produce crude oil and natural gas, manufacture petroleum products, and transport and sell their products worldwide. Through a division, the company manufactures and markets petrochemicals. Exxon and its affiliates explore for, mine, and sell coal and other minerals.

   International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

   Blue Circle Industries Plc. Blue Circle Industries Plc manufactures cement, concrete, aggregates, bathroom fixtures and heating supplies. The company produces cement, concrete and aggregates worldwide and manufactures and sells furnaces, boilers, bathroom sinks, toilets and other fixtures in Europe. Blue Circle Also manages a 33,000 acre estate in the United Kingdom, develops real estate and builds homes.

   Courtaulds Plc. Courtaulds Plc produces items that protect and/or decorate environments. The company manufactures fibers, films, coatings, chemicals, packaging and performance materials and sealants. Courtaulds also manufactures aerosace equipment and components. The company sells its products internationally.

   General Electric Company Plc. General Electric Company Plc manufactures power, communications and defense equipment, electronic and power systems, consumer goods, office and printing equipment, medical equipment and electronic components. The company sells its products to the military and civil industries, as well as the international and domestic consumer and business markets.

   ScottishPower Plc. ScottishPower Plc is an intregrated power and energy group that generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The group also provides water and wastewater services and operates in the gas and telecommunications sectors.

   Tate & Lyle Plc. Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low-calorie sweeteners. The group also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

   Amoy Properties Limited. Amoy Properties Limited is a property investment company. The principal activities of the company are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

   Cathay Pacific Airways. Cathay Pacific Airways is a major airline operator with services covering the Far East, the Middle East, Europe, North America and South Africa. The company is also involved in aircraft engineering, airline catering and airport security.

    Hang Lung Development Company Limited. Hang Lung Development Company Limited, through its subsidiaries, invests in and develops real estate for sale and for rental income. The company also manages hotels and operates car park businesses. Henderson Investment Limited. Henderson Investment Limited is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and hotel business.

   Hong Kong & Shanghai Hotels, Limited. Hong Kong &Shanghai Hotels, Limited operates the Peninsula Hotel, the Kowloon Hotel and the Place Hotels in the United States, Philippines and China. The company's property portfolio also includes Repulse Bay Complex, the Peak Tower, and the St. John's Building. Other operations include Club management, the Tai Pan Laundry, and food and beverage outlets.

   The following table compares the hypothetical performance of the 2nd through 6th Lowest Priced of the Ten Highest Dividend Yielding Stocks in the DJIA, FT Index and Hang Seng Index and a combination of the 2nd through 6th Lowest Priced of the Ten Highest Dividend Yielding Stocks in these indices (the "Combined Fifteen") with the performance of the DJIA, FT Index and Hang Seng Index and a combination of the three indices (the "Average of Total Returns") applying the Trust strategy on an annual basis in the past 20 years, as of December 31 in each of those years (and as of the end of the most recent quarter). The Average of Total Returns statistics are based on a geometric, unweighted average of the companies included in such indices, while the statistics for the Combined Fifteen are based on an approximately equal distribution (based on market price) of each of the fifteen stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the Average of Total Returns may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Fifteen Global Trust.

                                                    COMPARISON OF TOTAL RETURNS (2)
                                   STRATEGY TOTAL RETURNS                            INDEX TOTAL RETURNS

                       2ND THROUGH 6TH LOWEST PRICED
               OF THE 10 HIGHEST DIVIDEND YIELDING STOCKS (1)
                   --------------------------------------
                                                                                                                     AVERAGE OF
                                                HANG SENG     COMBINED                                  HANG SENG       TOTAL
      YEAR           DJIA         FT INDEX        INDEX        FIFTEEN        DJIA        FT INDEX        INDEX      RETURNS(3)
  -------------  ------------   ------------  ------------  ------------  ------------  ------------  ------------  ------------
      1978            0.76%         11.07%        15.43%         9.09%         2.69%         8.57%        23.27%        11.51%
      1979           19.86           8.37         63.10         30.44         10.52         10.46         80.78         33.92
      1980           32.33          29.67         54.56         38.85         21.41         33.20         67.12         40.58
      1981            3.15          (9.78)       (10.57)        (5.73)        (3.40)        (4.62)       (11.61)        (6.54)
      1982           48.11          24.16        (44.47)         9.27         25.79          0.24        (48.01)        (7.33)
      1983           43.50          48.30         (4.07)        29.24         25.65         22.23         (0.03)        15.95
      1984           11.60           7.76         35.83         18.40          1.08          2.63         45.12         16.28
      1985           37.00          80.71         40.96         52.89         32.78         55.28         52.26         46.77
      1986           36.10          19.72         57.82         37.88         26.92         24.34         52.17         34.48
      1987           (2.75)         45.69         (0.89)        14.02          6.02         38.04         (7.09)        12.32
      1988           22.65          13.20         57.20         31.02         15.95          6.59         20.70         14.41
      1989           10.49          30.75          7.10         16.11         31.71         22.61         10.36         21.56
      1990          (20.71)         10.98          7.54         (0.73)        (0.58)        10.21         11.98          7.20
      1991           56.02           5.90         65.96         42.63         23.93         15.15         48.59         29.22
      1992           24.96           2.25         45.54         24.25          7.35         (2.22)        33.54         12.89
      1993           38.67          38.27        106.81         61.25         16.74         19.38        123.15         53.09
      1994            3.33           3.67        (30.46)        (7.82)         4.95          1.75        (29.26)        (7.52)
      1995           42.57           2.62          4.48         16.56         36.49         18.03         27.34         27.29
      1996           32.06          (0.49)        26.55         19.37         28.58          8.67         37.74         25.00
      1997           27.68          (9.45)       (16.82)         0.47         24.78         12.21        (16.92)         6.69
 1998 thru 3/31

------------------------------------------------------------------------------------------------------------------------------
(1)The Second  through Sixth Lowest  Priced  Stocks of the Ten Highest  Dividend
   Yielding Stocks in the DJIA, FT Index and Hang Seng Index, respectively,  for any given period were selected by ranking the dividend yields for each of the stocks in the  respective  index,  as of the  beginning  of the  period,  and dividing  by that  stock's  market  value  on the  first  trading  day on the exchange  where  that  stock  principally  trades  in the given  period.  The
   Combined  Fifteen  merely  averages  the  Total  Return of the  stocks  which comprise the Second  through  Sixth Lowest  Priced  Stocks of the Ten Highest
   Dividend  Yielding  Stocks  in the  DJIA,  FT  Index  and  Hang  Seng  Index,
   respectively.
(2)Total Return  represents the sum of the percentage  change in market value of each group of stocks  between the first trading day of a period and the total dividends  paid on each  group of stocks  during  the  period  divided by the opening market value of each group of stocks as of the first trading day of a period.  Total  Return does not take into  consideration  any sales  charges, commission,  expenses or taxes. Total Return does not take into consideration any  reinvestment  of dividend  income and all returns are stated in terms of the  United  States  dollar.  Although  the Trust  seeks to  achieve a better performance than its respective  index as a whole,  there can be no assurance that  the  Trust  will  achieve  a better  performance  over its life or over consecutive rollover periods, if available.
(3)The Average of Total Returns for the individual years are calculated by using a simple arithmetic average of the three indices for each period. There is no published index  combining the total returns of the three indices.  It is not representative of any recognized index and is purely hypothetical.

   Based on the total returns set forth in the table above, the average annual total returns for the Combined Fifteen for the most recent complete three, five, ten and twenty year periods were 11.81%, 15.75%, 18.72% and 20.49%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the combined DJIA, FT Index and Hang Seng Index for the most recent complete three, five, ten and twenty year periods were 19.29%, 19.17%, 17.99% and 18.21%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Fifteen Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the period indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the DJIA, the FT Index and the Hang Seng Index in 8, 7 and 11 out of the last 20 calendar years, respectively. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the combined DJIA, FT Index and Hang Seng Index in 9 of the last 20 calendar years. There can be no assurance that such Trust will outperform the related indices over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Fifteen Global Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Combined Fifteen and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the Average of Total Returns and the Combined Fifteen (but not the Strategic Fifteen Global Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 20 year period ended December 31, 1997 referred to in the table were 20.49% and 18.21% for the Combined Fifteen and the Average of Total Returns, respectively. There can be no assurance that the Strategic Fifteen Global Trust will outperform the Average of Total Returns over its life or over consecutive rollover periods, if available.

                                                    COMPARISON OF TOTAL RETURNS (2)
                                   STRATEGY TOTAL RETURNS                            INDEX TOTAL RETURNS

                       2ND THROUGH 6TH LOWEST PRICED
               OF THE 10 HIGHEST DIVIDEND YIELDING STOCKS (1)
                   --------------------------------------
    TWO YEAR                                                                                                         AVERAGE OF
PERIOD ENDED                                    HANG SENG     COMBINED                                  HANG SENG       TOTAL
DECEMBER 31          DJIA         FT INDEX        INDEX        FIFTEEN        DJIA        FT INDEX        INDEX      RETURNS(3)
  -------------  ------------   ------------  ------------  ------------  ------------  ------------  ------------  ------------
      1979            6.22%          5.44%        31.07%        14.56%         6.53%         9.51%        49.28%        22.20%
      1981           13.67           9.60         22.53         15.33          8.30         12.71         21.54         14.62
      1983           44.12          29.82        (18.73)        19.93         25.72         10.69        (27.91)         3.66
      1985           21.56          46.50         29.42         33.99         15.85         26.24         48.65         30.64
      1987           25.01          36.82         26.00         30.72         16.00         31.01         18.90         22.90
      1989           25.46          17.41         30.11         25.01         23.58         14.32         15.41         17.93
      1991           15.64          11.56         15.18         15.64         11.00         12.65         28.99         17.70
      1993           35.39          19.39         62.96         39.30         11.95          8.04         72.63         31.46
      1995           20.13           1.63        (20.97)         0.56         19.69          9.59         (5.09)         8.50
      1997           23.96           2.05          0.96         11.80         26.67         10.43          6.97         15.48
 1998 thru 3/31

------------------------------------------------------------------------------------------------------------------------------
(1)The Second  through Sixth Lowest  Priced  Stocks of the Ten Highest  Dividend
   Yielding Stocks in the DJIA, FT Index and Hang Seng Index, respectively,  for any given period were selected by ranking the dividend yields for each of the stocks in the  respective  index,  as of the  beginning  of the  period,  and dividing  by that  stock's  market  value  on the  first  trading  day on the exchange  where  that  stock  principally  trades  in the given  period.  The
   Combined  Fifteen  merely  averages  the  Total  Return of the  stocks  which comprise the Second  through  Sixth Lowest  Priced  Stocks of the Ten Highest
   Dividend  Yielding  Stocks  in the  DJIA,  FT  Index  and  Hang  Seng  Index,
   respectively.
(2)Total Return  represents the sum of the percentage  change in market value of each group of stocks  between the first trading day of a period and the total dividends  paid on each  group of stocks  during  the  period  divided by the opening market value of each group of stocks as of the first trading day of a period.  Total  Return does not take into  consideration  any sales  charges, commission,  expenses or taxes. Total Return does not take into consideration any  reinvestment  of dividend  income and all returns are stated in terms of the  United  States  dollar.  Although  the Trust  seeks to  achieve a better performance than its respective  index as a whole,  there can be no assurance that  the  Trust  will  achieve  a better  performance  over its life or over consecutive rollover periods, if available.
(3)The Average of Total Returns for the periods are calculated by using a simple arithmetic  average  of the  three  indices  for  each  period.  There  is no published index  combining the total returns of the three indices.  It is not representative of any recognized index and is purely hypothetical.



   Based on the total returns set forth in the table above, the average annual total returns for the Combined Fifteen for the most recent complete three, five, ten and twenty year periods were 9.59%, 13.64%, 17.27% and 19.93%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the combined DJIA, FT Index and Hang Seng Index for the most recent complete three, five, ten and twenty year periods were 19.29%, 19.17%, 17.99% and 18.21%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Fifteen Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. There can be no assurance that such Trust will outperform the related indices over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Fifteen Global Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Combined Fifteen and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the Average of Total Returns and the Combined Fifteen (but not the Strategic Fifteen Global Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 20 year period ended December 31, 1997 were 19.93% and 18.21% for the Combined Fifteen and the Average of Total Returns, respectively. There can be no assurance that the Strategic Fifteen Global Trust will outperform the Average of Total Returns over its life or over consecutive rollover periods, if available.

                 VALUE OF $10,000 INVESTED JANUARY 1, 1978(1)(2)
     ----------------------------------------------------------------------
     TWO YEAR                                                AVERAGE
   PERIOD ENDED                  COMBINED                   OF TOTAL
   DECEMBER 31,                   FIFTEEN                    RETURNS
------------------        ----------------------     ----------------------
       1979               $           13,123          $         14,933
       1981                           17,457                    19,619
       1983                           25,107                    21,082
       1985                           45,074                    35,979
       1987                           77,021                    54,346
       1989                          120,355                    75,585
       1991                          160,953                   104,709
       1993                          312,341                   180,961
       1995                          315,838                   213,018
       1997                          378,987                   284,079
  1998 thru 3/31

--------------------------------------------------------------------------------
(1)The $10,000 initial investment was converted into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of each period.
(2)The period-end total in British pounds sterling and Hong Kong dollars, as applicable, was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of the next period.

STRATEGIC PICKS OPPORTUNITY TRUST
--------------------------------------------------------------------------------

   The Strategic Picks Opportunity Trust consists of a diversified portfolio of 10 different issues of Securities selected by implementing the following investment strategy. Beginning with the MSCI USA Index, all stocks of companies in the financial or utility sectors and stocks included in the Dow Jones Industrial Average are removed. This pool of stocks is screened for only those companies that have positive one- and three-year sales and earnings growth rates and two years positive dividend growth. The remaining stocks are ranked highest to lowest by annual trading volume and only the top 75% are retained. The remaining stocks, which then comprise the "Strategic Picks Subset," are ranked by dividend yield and the ten highest-yielding stocks are selected for the Strategic Picks Trust portfolio. All of the Securities are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. The following is a general description of each of the companies that are included in the Strategic Picks Trust.

   Abbott Laboratories. Abbott Laboratories is a global, diversified health care company that discovers, develops, manufactures and markets pharmaceutical, diagnostic, nutritional and hospital products. The company markets its products in more than 130 countries.

   American Home Products Corporation. American Home Products Corporation is a research-based pharmaceutical and health care products company. The company discovers, develops, manufactures and markets prescription drugs and over-the-counter medications. American Home Products is also involved with vaccines, biotechnology, agricultural products, animal health care and medical devices.

   AMP, Inc. AMP, Inc. is a worldwide producer of electrical and electronic connection, programming and switching devices. The company serves customers in the automotive, aerospace, computer networking, industrial and consumer goods, power and utilities and telecommunications industries.

    Avon Products, Inc. Avon Products, Inc. is a worldwide manufacturer and direct-seller of beauty products, fashion jewelry and prestige fragrances. The company markets its products to consumers in 130 countries through approximately
2.6 million independent representatives. Avon also offers gift and decorative products such as ceramics, glassware, collectibles and ornaments.

   Deere & Company. Deere & Company manufactures, distributes and finances a range of agricultural, construction and forestry and commercial and consumer equipment. The company also provides credit, insurance products, and managed healthcare.

   Harris Corporation. Harris Corporation develops and markets a range of electronics products and services. The company provides wireless and personal communications, digital television, health care information systems, multi-media communications, automotive electronics, transportation, business information, defense communications and information, and office products.

   May Department Stores Company. May Department Stores Company, through its various chains of department stores, retails a variety of goods throughout the United States. The company operates approximately 369 department stores in 30 states and the District of Columbia.

   Maytag Corporation. Maytag Corporation produces major home appliances, floor care products, commercial laundry and vending equipment. The corporation's brands include "Maytag", "Hoover", "Jenn-Air", "Magic Chef", "Admiral" and "Dixie-Narco". Maytag is also a joint venture partner in China with Hefei Rongshida, a manufacturer of "RSD" washing machines.

   Newell Company. Newell Company manufactures and markets consumer products which are sold through a variety of retail and wholesale distribution channels. The company's products include housewares, hardware, home furnishings, and office products.

    Textron, Inc. Textron, Inc. is a global, multi-industry company with operations in four business segments. The company produces aircraft, automotive, and industrial products, and also provides financial services.

   The following table sets forth a comparison of the hypothetical total return of the ten highest yielding common stocks selected in accordance with the investment strategy utilized by the Strategic Picks Trust (the "Strategy Stocks") applied on an annual basis with the one-year total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Picks Trust.

                                                    COMPARISON OF TOTAL RETURNS(1)*
                                              STANDARD & POOR'S            DOW JONES
      YEAR           STRATEGY STOCKS              500 INDEX           INDUSTRIAL AVERAGE         MSCI USA INDEX
  -------------  ----------------------    ----------------------   ----------------------   ----------------------
      1978                13.26%                     6.39%                    2.69%                    6.00%
      1979                17.00                     18.19                    10.52                    13.86
      1980                40.64                     31.52                    21.41                    27.97
      1981                 5.09                     (4.84)                   (3.40)                   (3.50)
      1982                39.84                     20.37                    25.79                    20.13
      1983                17.66                     22.31                    25.65                    21.11
      1984                10.89                      5.97                     1.08                     5.71
      1985                46.11                     31.05                    32.78                    31.04
      1986                34.86                     18.54                    26.92                    17.02
      1987                11.38                      5.67                     6.02                     4.41
      1988                16.05                     16.34                    15.95                    15.34
      1989                31.87                     31.21                    31.71                    30.21
      1990                 0.52                     (3.13)                   (0.58)                   (1.89)
      1991                47.88                     30.00                    23.93                    30.17
      1992                 2.26                      7.43                     7.35                     7.06
      1993                 7.32                      9.92                    16.74                     9.82
      1994                 9.91                      1.28                     4.95                     2.05
      1995                38.10                     37.11                    36.49                    37.04
      1996                23.90                     22.68                    28.58                    23.36
      1997                28.64                     33.10                    24.78                    33.35
 1998 thru 3/31

   * Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.


--------------------------------------------------------------------------------
(1)The Strategy  Stocks for each period were  identified by ranking the dividend yield for each of the stocks in the Strategic Picks Subset by annualizing the last  dividend  paid (the last  dividend  declared was used in cases when the stock was trading  ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New
   York  Stock  Exchange  in the  period.  Total  Return  for  each  period  was calculated by taking the difference  between  period-end prices and prices at the end of the following  period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period.  If the dividend yield for two companies  was the same in any period,  the company  with the largest  market capitalization  was utilized.  Historical total returns thus represent actual stocks and real time;  the results  illustrate  what an  investor  would have obtained had the investor been invested in the related  stocks in the periods indicated.  Total Return does not take into  consideration any sales charges, commissions,  expenses or taxes that will be incurred by the Strategic  Picks
   Trust or Unitholders.

     Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were 30.08%, 21.02%, 19.70% and 21.28%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 30.82%, 20.04%, 17.80% and 16.37%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 29.86%, 21.82%, 18.41% and 16.33%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the MSCI USA Index for the most recent three, five, ten and twenty calendar year periods were 31.12%, 20.37%, 17.90% and 15.87%, respectively.

   The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Picks Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends
(which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the MSCI USA Index in 6, 4 and 4 of the last 20 calendar years, respectively. There can be no assurance that the Strategic Picks Trust will outperform the S&P 500, the Dow Jones Industrial
Average or the MSCI USA Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year;
the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling
Units.

   The chart below represents past performance of the Strategy Stocks,  S&P 500, the Dow Jones Industrial  Average and the MSCI USA Index (but does not represent possible  performance of the Strategic  Picks Trust which,  as indicated  above, includes  certain expenses and commissions not included in the chart) and should
not  be  considered   indicative  of  future  results.   Further,   results  are
hypothetical.  The chart  assumes that all  dividends  during a year  (including those  on  stocks  trading  ex-dividend  as of the  last  day of the  year)  are reinvested  at the  end of  that  year  and  does  not  reflect  sales  charges, commissions,  expenses or income taxes. Based on the foregoing assumptions,  the average annual returns (which represent the percentage  return derived by taking the sum of the initial  investment  and all  appreciation  and dividends for the specified  investment  period)  during the period  ended  December 31, 1997 were
21.28%,  16.37%, 16.33% and 15.87% for the Strategy Stocks, the S&P 500, the Dow
Jones Industrial Average and the MSCI USA Index,  respectively.  There can be no assurance  that the Strategic  Picks Trust will  outperform the S&P 500, the Dow
Jones Industrial Average or the MSCI USA Index over its life or over consecutive rollover periods, if available.


                                              VALUE OF $10,000 INVESTED JANUARY 1, 1978
              --------------------------------------------------------------------------------------------------------
                                                 STANDARD &                DOW JONES                  MSCI
                        STRATEGY                 POOR'S 500               INDUSTRIAL                   USA
     PERIOD              STOCKS                     INDEX                   AVERAGE                   INDEX
  -------------   --------------------      --------------------     --------------------     --------------------
      1978          $         11,326         $         10,639          $        10,269          $         10,600
      1979                    13,251                   12,574                   11,349                    12,069
      1980                    18,637                   16,538                   13,779                    15,445
      1981                    19,585                   15,737                   13,311                    14,904
      1982                    27,388                   18,943                   16,744                    17,905
      1983                    32,225                   23,169                   21,038                    21,684
      1984                    35,734                   24,552                   21,265                    22,922
      1985                    52,211                   32,176                   28,236                    30,038
      1986                    70,412                   38,141                   35,837                    35,150
      1987                    78,425                   40,304                   37,995                    36,700
      1988                    91,012                   46,889                   44,055                    42,330
      1989                   120,018                   61,523                   58,025                    55,118
      1990                   120,642                   59,598                   57,688                    54,076
      1991                   178,406                   77,477                   71,493                    70,391
      1992                   182,438                   83,234                   76,748                    75,360
      1993                   195,792                   91,490                   89,596                    82,761
      1994                   215,195                   92,661                   94,031                    84,457
      1995                   297,184                  127,048                  128,342                   115,740
      1996                   368,211                  155,863                  165,022                   142,777
      1997                   473,667                  207,453                  205,915                   190,393
 1998 thru 3/31


   The following table sets forth a comparison of the hypothetical average annual total returns of the ten highest yielding common stocks selected in accordance with the investment strategy utilized by the Strategic Picks Trust (the "Strategy Stocks") applied on a biennial basis with the two-year average annual total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from period to period and may not be the same common stocks as those included in the Strategic Picks Trust.

                                                    COMPARISON OF TOTAL RETURNS(1)*
    TWO YEAR
     PERIOD
     ENDED                                    STANDARD & POOR'S            DOW JONES
   DECEMBER 31       STRATEGY STOCKS              500 INDEX           INDUSTRIAL AVERAGE         MSCI USA INDEX
  -------------  ----------------------    ----------------------   ----------------------   ----------------------
      1979                12.07%                    12.13%                    6.53%                    9.86%
      1981                22.24                     11.87                     8.30                    11.13
      1983                30.59                     21.34                    25.72                    20.62
      1985                23.43                     17.84                    15.85                    17.70
      1987                21.44                     11.92                    16.00                    10.54
      1989                22.15                     23.55                    23.58                    22.55
      1991                11.27                     12.22                    11.00                    13.01
      1993                 0.49                      8.67                    11.95                     8.43
      1995                21.47                     17.84                    19.69                    18.26
      1997                25.15                     27.78                    26.67                    28.26
 1998 thru 3/31

   * Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.

--------------------------------------------------------------------------------
(1)The Strategy  Stocks for each period were  identified by ranking the dividend yield for each of the stocks in the Strategic Picks Subset by annualizing the last  dividend  paid (the last  dividend  declared was used in cases when the stock was trading  ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New
   York  Stock  Exchange  in the  period.  Total  Return  for  each  period  was calculated by taking the difference  between  period-end prices and prices at the end of the following  period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period.  If the dividend yield for two companies  was the same in any period,  the company  with the largest  market capitalization  was utilized.  Historical total returns thus represent actual stocks and real time;  the results  illustrate  what an  investor  would have obtained had the investor been invested in the related  stocks in the periods indicated.  Total Return does not take into  consideration any sales charges, commissions,  expenses or taxes that will be incurred by the Strategic  Picks
   Trust or Unitholders.

     Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were 28.12%, 17.94%, 15.74% and 18.73%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 30.82%, 20.04%, 17.80% and 16.37%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 29.86%, 21.82%, 18.41% and 16.33%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the MSCI USA Index for the most recent three, five, ten and twenty calendar year periods were 31.12%, 20.37%, 17.90% and 15.87%, respectively.

   The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Picks Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the MSCI USA Index in 5, 3 and 4 of the last 10 two-year periods, respectively. There can be no assurance that the Strategic Picks Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.
   The chart below represents past performance of the Strategy Stocks, S&P 500, the Dow Jones Industrial Average and the MSCI USA Index (but does not represent possible performance of the Strategic Picks Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a period (including those on stocks trading ex-dividend as of the last day of the period) are reinvested at the end of that period and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period ended December 31, 1997 were 18.73%, 16.37%, 16.33% and 15.87% for the Strategy Stocks, the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index, respectively. There can be no assurance that the Strategic Picks Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over its life or over consecutive rollover periods, if available.

                                              VALUE OF $10,000 INVESTED JANUARY 1, 1978
              --------------------------------------------------------------------------------------------------------
    TWO YEAR                                     STANDARD &                DOW JONES                  MSCI
  PERIOD ENDED          STRATEGY                 POOR'S 500               INDUSTRIAL                   USA
   DECEMBER 31           STOCKS                     INDEX                   AVERAGE                   INDEX
  -------------   --------------------      --------------------     --------------------     --------------------
      1979          $         12,561         $         12,574          $        11,349          $         12,069
      1981                    18,769                   15,737                   13,311                    14,904
      1983                    32,008                   23,169                   21,038                    21,684
      1985                    48,765                   32,176                   28,236                    30,038
      1987                    71,920                   40,304                   37,995                    36,700
      1989                   107,317                   61,523                   58,025                    55,118
      1991                   132,880                   77,477                   71,493                    70,391
      1993                   134,185                   91,490                   89,596                    82,761
      1995                   197,995                  127,048                  128,342                   115,740
      1997                   310,128                  207,453                  205,915                   190,393
 1998 thru 3/31

EAFE STRATEGIC 20 TRUST
--------------------------------------------------------------------------------

   The EAFE Strategic 20 Trust consists of common stocks of the twenty companies in the EAFE Subset which had the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The portfolio of the Trust is selected by implementing the following investment strategy. Beginning with the EAFE Index, all stocks are screened for positive three-year sales and earnings and dividend growth rates. The remaining stocks, which then comprise the "EAFE Subset", are ranked by dividend yield and the twenty highest-dividend yielding stocks are selected for the Trust portfolio. The Trust consists of common stocks of the following companies:

     The following table sets forth a comparison of the hypothetical total return of the twenty highest yielding common stocks selected in accordance with the investment strategy utilized by the EAFE Strategic 20 Trust (the "Strategy Stocks") on an annual basis with the one-year total returns of all common stocks comprising the EAFE Index in each of the last 25 years, as of December 31 in each of those years (and as of the end of the most recent quarter). It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the EAFE Strategic 20 Trust.

                         COMPARISON OF TOTAL RETURNS(1)*

        YEAR                   STRATEGY STOCKS              EAFE INDEX
--------------------       ----------------------     ----------------------
        1973                        38.33%                    (14.17)%
        1974                        (9.61)                    (22.14)
        1975                       (32.50)                     37.10
        1976                       107.00                       3.74
        1977                        (1.32)                     19.42
        1978                        16.81                      34.30
        1979                        21.60                       6.18
        1980                        13.87                      24.43
        1981                         1.34                      (1.03)
        1982                        (5.77)                     (0.86)
        1983                        40.31                      24.61
        1984                        27.22                       7.86
        1985                        61.13                      56.72
        1986                        44.21                      69.94
        1987                        35.66                      24.93
        1988                        33.63                      28.59
        1989                         5.91                      10.80
        1990                        (7.04)                    (23.20)
        1991                        30.71                      12.50
        1992                        (3.40)                    (11.85)
        1993                        75.05                      32.94
        1994                         1.25                       8.06
        1995                        26.12                      11.55
        1996                        21.39                       6.36
        1997                        26.79                       2.06
   1998 thru 3/31

     * Source: Barron's, Bloomberg L.P., Morgan Stanley Capital International and Ibotson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The Strategy Stocks for each period were identified by ranking the dividend yield for each of the stocks in the EAFE Index by annualizing the last dividend paid or by adding together the last interim and final dividends paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by a Trust.

     Based on the total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent complete three, five, ten, twenty and twenty-five year periods were 24.74%, 28.03%, 19.04%, 21.56% and 19.48%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the EAFE Index for the most recent complete three, five, ten, twenty and twenty-five year periods were 6.59%, 11.71%, 6.56%, 14.38% and 11.92%, respectively.

     The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the EAFE Strategic 20 Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, they would have underperformed the EAFE Index in __ of the last 25 calendar years and there can be no assurance that the Trust will outperform the EAFE Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units, and currency exchange rates will be different. The chart below represents past performance of the EAFE Index and the Strategy Stocks (but does not represent possible performance of the EAFE Strategic 20 Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 25 year period ended December 31, 1997, referred to in the table were 19.48% and 11.92% for the Strategy Stocks and the EAFE Index, respectively. There can be no assurance that the Strategic 20 Trust will outperform the EAFE Index over its life or over consecutive rollover periods, if available.

                    VALUE OF $10,000 INVESTED JANUARY 1, 1973
     ----------------------------------------------------------------------
       PERIOD                 STRATEGY STOCKS               EAFE INDEX
 ------------------       ----------------------      ----------------------
        1973               $         13,833              $        8,549
        1974                         12,504                       6,325
        1975                          8,440                       8,661
        1976                         17,471                      10,700
        1977                         17,240                       9,934
        1978                         20,138                      10,569
        1979                         24,488                      12,491
        1980                         27,885                      16,429
        1981                         28,258                      15,634
        1982                         26,628                      18,818
        1983                         37,361                      23,016
        1984                         47,531                      24,390
        1985                         76,587                      31,964
        1986                        110,446                      37,890
        1987                        149,831                      40,038
        1988                        200,219                      46,580
        1989                        212,052                      61,118
        1990                        197,123                      59,205
        1991                        257,660                      76,967
        1992                        248,899                      82,685
        1993                        435,698                      90,888
        1994                        441,144                      92,051
        1995                        556,371                     126,211
        1996                        675,379                     154,836
        1997                        856,313                     206,087
   1998 thru 3/31



   The following table sets forth a comparison of the hypothetical average annual total return of the twenty highest yielding common stocks selected in accordance with the investment strategy utilized by the EAFE Strategic 20 Trust (the "Strategy Stocks") on a biennial basis with the two-year average annual total returns of all common stocks comprising the EAFE Index in the last 25 years. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the EAFE Strategic 20 Trust.

                         COMPARISON OF TOTAL RETURNS(1)*
    TWO YEAR PERIOD
        ENDED
      DECEMBER 31               STRATEGY STOCKS              EAFE INDEX
 --------------------       ----------------------     ----------------------
         1974                         %                          %
         1976
         1978
         1980
         1982
         1984
         1986
         1988
         1990
         1992
         1994
         1996
    1998 thru 3/31

   * Source: Barron's, Bloomberg L.P., Dow Jones Corporation and Ibotson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

--------------------------------------------------------------------------------
(1)The Strategy Stocks for each period were identified by ranking the dividend yield for each of the stocks in the EAFE Index by annualizing the last dividend paid or by adding together the last interim and final dividends paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by a Trust.

   Based on the total returns set forth in the table above, the average annual total returns for the DJIA Ten for the most recent complete three, five, ten, twenty and twenty-five year periods were __.__%, __.__%, __.__%, __.__% and __.__%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent complete three, five, ten, twenty and twenty-five year periods were __.__%, __.__%, __.__%, __.__% and __.__%, respectively.

   The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in the Trust would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

   The chart below represents past performance of the EAFE Index and the Strategy Stocks (but does not represent possible performance of the EAFE Strategic 20 Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a period (including those on stocks trading ex-dividend as of the last day of the period) are reinvested at the end of that period and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the 25 year period ended December 31, 1997 referred to in the table were __.__% and __.__% for the DJIA Ten and the DJIA, respectively. There can be no assurance that the EAFE Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

                    Value of $10,000 Invested January 1, 1973
     ----------------------------------------------------------------------
       Period                 Strategy Stocks               EAFE Index
 ------------------       ----------------------      ----------------------
        1973               $         10,000              $       10,000
        1974                         13,833                       8,583
        1975                         12,504                       6,683
        1976                          8,440                       9,162
        1977                         17,471                       9,505
        1978                         17,240                      11,350
        1979                         20,138                      15,244
        1980                         24,488                      16,186
        1981                         27,885                      20,140
        1982                         28,258                      19,932
        1983                         26,628                      19,761
        1984                         37,361                      24,624
        1985                         47,531                      26,560
        1986                         76,587                      41,624
        1987                        110,446                      70,737
        1988                        149,831                      88,371
        1989                        200,219                     113,637
        1990                        212,052                     125,909
        1991                        197,123                      96,698
        1992                        257,660                     108,786
        1993                        248,899                      95,895
        1994                        435,698                     127,482
        1995                        441,144                     137,757
        1996                        556,371                     153,668
        1997                        675,379                     163,441
   1998 thru 3/31                   856,313                     166,808



RISK FACTORS
--------------------------------------------------------------------------------

   GENERAL.  An  investment  in  Units  of  a  Trust  should  be  made  with  an understanding  of the  risks  which an  investment  in  common  stocks  entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

   Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

   Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

   An investment in Units of a Trust will terminate approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on such date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. Unitholders who sell or redeem their Units prior to holding such Units for more than 18 months will not benefit from the reduced federal long-term capital gains tax rate of 20%. For example, Unitholders who elect to become Rollover Unitholders on or prior to the first Special Redemption Date will not benefit from this reduced tax rate. Of course, there can be no assurance that Unitholders will realize capital gains upon the disposition of Units or Securities. Unitholders who elect to hold Units after the first Special Redemption Date should note that this redemption process could cause the value of the Trust to fall below the Minimum Termination Value stated under "Summary of Essential Financial Information" and could result in a termination of the Trust before the Mandatory Termination Date. This could cause a Unitholder who elects to hold Units after the first Special Redemption Date to receive a distribution of Unit proceeds prior to holding such Units for more than 18 months notwithstanding such election.

   The Trust Agreement authorizes the Sponsor to increase the size of each Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees.

   As described under "Fund Operating Expenses," all of the expenses of the Trusts will be paid from the sale of the Securities in such Trust. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trust. Such sales will result in capital gains or losses (both of which will generally be characterized for U.S. federal income tax purposes as short term capital gains or losses) and may be made at times and prices which adversely affect the Trust. For a discussion of the tax consequences of such sales, see "Taxation."

   Unitholders will be unable to dispose of any of the Equity Securities in a Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in each Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are stocks held by owners other than the Trust.

   Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts.

   The Year 2000 Problem is expected to impact corporations, which may include issuers of Equity Securities contained in the Trusts, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trusts.

   FOREIGN SECURITIES. Since certain Equity Securities included in the Global Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in the United States Trusts which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the Global Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for each Trust.

   Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

   On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the Global Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to either Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Global Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption.

   Investors  should  be aware  that it may not be  possible  to buy all  Equity
Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trusts relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.
   Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

   GLOBAL TRUST INFORMATION. The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Equity Securities held by the Global Trusts.

   United Kingdom. The emphasis of United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The United Kingdom experienced a recovery of output in 1993-1994 accompanied by falling rates of inflation despite expectations to the contrary. Quarterly changes in real gross domestic product ("GDP") in the United Kingdom grew moderately during 1994 and 1995 with an approximate .5% increase in the last quarter of 1995 over the previous quarter. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994.

   The United Kingdom is a member of the European Union (the "EU"), formerly known as the European Economic Community (the "EEC"). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the fifteen member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in a Trust impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

   Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, Hong Kong government generally followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the ten year period between 1983 and 1993, real gross domestic product increased at an average annual rate of approximately 6%.

   Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China expressed disagreement with this legislation which it stated was in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National People's Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of a Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact a Trust and the value of the Units.

   China currently enjoys most favored nation status from the United States, which is subject to annual review by the President of the United States and Congress. As a result of Hong Kong's reversion to Chinese control, U.S. lawmakers have suggested that they may review China's most favored nation status on a more frequent basis. Revocation of most favored nation status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of a Trust.

   The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. For example, between 1985 and 1990, Hong Kong businesses invested $20 billion in the nearby Chinese province of Guangdong to take advantage of the lower property and labor costs than were available in Hong Kong. Recently, however, high economic growth in this area (industrial production grew at an annual rate of about 20% in 1991, 24% in 1992 and 36.5% in 1993) has been associated with rising inflation and concerns about the devaluation of the Chinese currency. The currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of a Trust.

   Securities prices on the Hong Kong Exchange and, specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 36% in October, 1997, as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. The Hang Seng Index is subject to change, and delisting of any issues or removal of issuers from the Hang Seng Index may have an adverse impact on the performance of a Trust, although delisting or removal would not necessarily result in the disposal of the stock of these companies, nor would it prevent a Trust from purchasing additional Equity Securities. In recent years, a number of companies have delisted from the Hong Kong Stock Exchange, including Jardine Matheson Holdings Ltd. and Jardine Strategic Holdings Ltd. in 1994 and three other Jardine affiliates in 1995. These five companies represented almost 10% of the total capitalization of the Hang Seng Index at that time. In addition, Shun Tak Holdings Ltd. and South China Morning Post (Holdings) Ltd. were removed from the Hang Seng Index and replaced by Shanghai Industrial Holdings Ltd. and China Telecom (Hong Kong) Ltd. on January 27, 1998. As part of this change, HSI Services Ltd. announced that because the Hong Kong Stock Exchange now lists more Chinese and China-affiliated companies, stocks included in the Hang Seng Index would no longer be required to have a substantial business presence in Hong Kong. HSI Services also announced that a listing history on the Hong Kong Stock Exchange of less than 24 months would not preclude a company from being included in the Hang Seng Index (this has generally been a criteria for inclusion in the past). Shanghai Industrial only became listed on the Exchange in May 1996 and China Telecom listed in October 1997. In addition, on August 30, 1996, two issuers, Hong Kong Aircraft Engineering Co. Ltd. and Miramar Hotel and Investment, were removed from the Hang Seng Index. These issuers were replaced by First Pacific Company Ltd. and Henderson Investments Ltd. No assurance can be made that future changes in the composition of the Hang Seng Index will not occur.

   A Hong Kong, Strategic Thirty and Strategic Fifteen Trust may be considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sale and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the equity securities or a particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulation), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchases of real estate. With recent Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China. By 1992, however, southern China began to experience a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Hong Kong, Strategic Thirty and Strategic Fifteen Trust.

   EXCHANGE RATE. The Global Trusts are comprised of Equity Securities that are principally traded in foreign currencies and as such involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of a portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

   The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe a European Currency Unit ("ECU") has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

   Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

   The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:


                         FOREIGN EXCHANGE RATES
                        RANGE OF FLUCTUATIONS IN
                           FOREIGN CURRENCIES
              --------------------------------------------
                  UNITED KINGDOM
     ANNUAL       POUND STERLING/        HONG KONG/
     PERIOD         U.S. DOLLAR          U.S. DOLLAR
   -----------   ----------------     ----------------
      1983          0.616-0.707          6.480-8.700
      1984          0.670-0.864          7.774-8.050
      1985          0.672-0.951          7.729-7.990
      1986          0.643-0.726          7.768-7.819
      1987          0.530-0.680          7.751-7.822
      1988          0.525-0.601          7.764-7.912
      1989          0.548-0.661          7.775-7.817
      1990          0.504-0.627          7.740-7.817
      1991          0.499-0.624          7.716-7.803
      1992          0.499-0.667          7.697-7.781
      1993          0.630-0.705          7.722-7.766
      1994          0.610-0.684          7.723-7.750
      1995          0.610-0.653          7.726-7.763
      1996          0.583-0.670          7.724-7.742
      1997          0.633-0.584          7.751-7.708
Source: Bloomberg L.P.

                END OF MONTH EXCHANGE RATES                                END OF MONTH EXCHANGE RATES
                   FOR FOREIGN CURRENCIES                              FOR FOREIGN CURRENCIES (CONTINUED)
        ---------------------------------------------             ---------------------------------------------
                           UNITED                                                    UNITED
                           KINGDOM                                                   KINGDOM
                            POUND                                                     POUND
                          STERLING/         HONG KONG/                              STERLING/         HONG KONG/
    MONTHLY PERIOD       U.S. DOLLAR        U.S. DOLLAR        MONTHLY PERIOD      U.S. DOLLAR        U.S. DOLLAR
    --------------     ---------------    --------------       --------------    ---------------    --------------
   1993                                                          1995 (Cont.)
      January               .673               7.734               October            .633               7.727
      February              .701               7.734               November           .652               7.731
      March                 .660               7.731               December           .645               7.733
      April                 .635               7.730             1996
      May                   .640               7.724               January            .661               7.728
      June                  .671               7.743               February           .653               7.731
      July                  .674               7.761               March              .655               7.734
      August                .670               7.755               April              .664               7.735
      September             .668               7.734               May                .645               7.736
      October               .676               7.733               June               .644               7.741
      November              .673               7.725               July               .642               7.735
      December              .677               7.723               August             .640               7.733
   1994                                                            September          .639               7.733
      January               .664               7.724               October            .615               7.732
      February              .673               7.727               November           .595               7.732
      March                 .674               7.737               December           .583               7.735
      April                 .659               7.725             1997
      May                   .662               7.726               January            .624               7.750
      June                  .648               7.730               February           .614               7.744
      July                  .648               7.725               March              .611               7.749
      August                .652               7.728               April              .616               7.746
      September             .634               7.727               May                .610               7.748
      October               .611               7.724               June               .600               7.747
      November              .639               7.731               July               .609               7.742
      December              .639               7.738               August             .619               7.751
   1995                                                            September          .619               7.738
      January               .633               7.732               October            .599               7.776
      February              .631               7.730               November           .592               7.730
      March                 .617               7.733               December           .608               7.749
      April                 .620               7.742             1998
      May                   .630               7.735               January            .613               7.735
      June                  .627               7.736               February           .609               7.743
      July                  .626               7.738               March
      August                .645               7.741
      September             .631               7.732
Source: Bloomberg L.P.

     The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars a Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of a Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

TAXATION
--------------------------------------------------------------------------------

UNITED STATES FEDERAL TAXATION
   General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

   The Sponsor has been advised by the Trustee that U.S. Unitholders may not be able to obtain directly Treaty Payments (as described in "United Kingdom Taxation" below) to which they are entitled under the U.K./U.S. Treaty but that the U.K. Inland Revenue has approved a special procedure whereby the Trustee can claim Treaty Payments on behalf of U.S. Unitholders of certain Trusts and distribute those payments to Unitholders. To the extent the Trustee obtains Treaty Payments, U.S. Unitholders will report as gross income earned their pro rata portion of dividends received by such Trusts as well as the amount of the associated tax credit. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign tax credits that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of any deferred sales charge imposed. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").

   3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from a Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by a Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of the dividends, as defined by Section 316 of the Code, paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trusts (the "New Fund") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of any deferred sales charge imposed.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

   Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Units. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The 1997 Tax Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting national principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution of the U.S.-traded Securities in a Trust. A Unitholder may also under certain circumstances request an In Kind Distribution of the U.S.-traded Securities in a Trust upon the termination of such Trust. A Unitholder of a Strategic Thirty or a Strategic Fifteen Trust will receive cash representing his pro rata portion of the foreign Securities in such a Trust. See "Rights of Unitholders--Redemption of Units". The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of such Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust's assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder of such a Trust receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an In Kind Distribution with respect to each Security owned by a Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a U.S.-traded Security or for a foreign Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a U.S.-traded Security or such foreign Security held by such Trust.

   Because each Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

   Rollover Unitholders. As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

   It should be noted that payments to the Trusts of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units
may  also  be  purchased  by  persons  who  already  have  self-directed   plans
established.

   In the opinion of special counsel to the Fund for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trusts will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in one of the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

UNITED KINGDOM TAXATION

   Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, United Kingdom special counsel to the Sponsor, based on the terms of the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts as described in this Prospectus and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes certain U.K. tax consequences for certain U.S. Unitholders who beneficially hold Units of such Trusts as capital assets. This summary is based upon current U.S. law, U.K. taxation law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to taxes on income and capital gains ("the Treaty"), and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty"). The summary is a general guide only and is subject to any changes in U.K. or U.S. law, or the practice relating thereto and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unitholders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units of the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts.
   Taxation of Dividends. Where a U.K. resident individual receives a dividend from a U.K. company (other than a foreign income dividend (see below)), such individual is generally entitled to a tax credit, which may be offset against such individual's U.K. taxes, or, in certain circumstances, repaid. Under the Treaty, a U.S. Unitholder, who is resident in the U.S. for the purposes of the Treaty, may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit. For dividends paid before April 6, 1999, the tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit Amount"). Although such a U.S. Unitholder who held shares directly in a company resident in the U.K. for the purposes of the Treaty could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment") pursuant to the terms of the Treaty, the ability of such a U.S. Unitholder of Units in the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts to claim such a Treaty Payment is unclear where dividend payments are made directly to an entity such as the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S.
Unitholder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. company pays the dividend to a person such as the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts unless a specific procedure is negotiated in advance with the U.K. Inland Revenue. In the absence of agreeing such a special procedure, Unitholders who are U.S. Persons should note that they may not in practice be able to claim a Treaty Payment from the U.K. Inland Revenue.

     For dividends paid on or after April 6, 1999, the tax credit is to be reduced to one ninth of the dividend. U.S. Unitholders should note that it will not therefore be possible to claim a Treaty Payment in respect of dividends paid on U.K. Securities by a U.K. company on or after April 6, 1999.

   Certain U.K. companies which themselves receive income from other jurisdictions which is subject to withholding of tax at source may elect to pay some or all of their distributions as foreign income dividends. If a U.K. company the shares of which are held in the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unitholder would not be entitled to any repayment of a tax credit under the Treaty in respect of such dividends.

     Taxation of Capital Gains. U.S. Unitholders who are neither resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of such branch or agency.

     U.K. Inheritance Tax. An individual Unitholder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by an individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax payable in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

     Stamp Tax. In connection with a transfer of U.K. Securities in the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Securities. Upon acquisition of the U.K. Securities in the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts, the Trust paid such tax. It is anticipated that upon the sale of such Securities such tax will be paid by the purchaser thereof and not by the United Kingdom, Strategic Thirty or Strategic Fifteen Trusts.

HONG KONG TAXATION

   The Sponsor has been advised that the following summary accurately describes the Hong Kong tax consequences under existing law to U.S. Unitholders of Units of the Hong Kong, Strategic Thirty or Strategic Fifteen Trusts. This discussion is for general purposes only and assumes that such Unitholder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unitholders should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong, Strategic Thirty or Strategic Fifteen Trusts applicable to their particular circumstances.

   Taxation of Dividends. Amounts in respect of dividends paid to Unitholders of the Hong Kong, Strategic Thirty or Strategic Fifteen Trusts are not taxable and therefore will not be subject to the deduction of any withholding tax.

   Profits Tax. A Unitholder of the Hong Kong, Strategic Thirty or Strategic Fifteen Trusts (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the realization or other disposal of his Units.

   Hong Kong Estate Duty. Units of the Hong Kong, Strategic Thirty or Strategic Fifteen Trusts will not give rise to a liability to Hong Kong estate duty.

FUND OPERATING EXPENSES
--------------------------------------------------------------------------------

   COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Financial Information", for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units of each Trust outstanding on January 1 of each year except during the initial offering period in which event the calculation is based on the number of Units of each Trust outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all Series of the Fund and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Fund the annual evaluation fee set forth under "Summary of Essential Financial Information" (which is based on the number of Units of each Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units of each Trust outstanding at the end of the month of such calculation) for regularly evaluating the Fund portfolios. The foregoing fees are payable as described under " below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation".

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from each Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of each Trust outstanding at the end of the month of such calculation until the end of the initial offering period at which time such calculation is based on the number of Units of each Trust outstanding on such date) and in connection with the Global Trusts the additional amounts set forth in footnote (8) in the "Summary of Essential Financial Information". The Trustee's fees are payable as described under "General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Fund Administration".

   MISCELLANEOUS EXPENSES. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust and amortized over one year. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) accrual of costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust. The expenses set forth herein are payable as described under "General" below.

   GENERAL. During the initial offering period of each Trust, all of the fees and expenses of such Trust will accrue on a daily basis and will be charged to such Trust, in arrears, at the end of the initial offering period. After the initial offering period, all of the fees and expenses of each Trust will accrue on a daily basis and will be charged to such Trust, in arrears, on a monthly basis on or before the tenth day of each month. The fees and expenses are payable out of the Capital Account of the related Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that the balance in the Capital Account of each Trust will be insufficient to provide for amounts payable by the related Trust, and that Equity Securities will be sold from such Trust to pay such amounts. These sales will result in capital gains or losses to Unitholders. See "Taxation" and "Risk Factors".

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price. During the initial offering period and for secondary market transactions after the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities in each Trustportfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge for the Traditional Trusts is 2.75% of the Public Offering Price. No deferred sales charge is imposed on Traditional Trust Units during the first year of the Trust. For all other Trusts, the initial sales charge is equal to the difference between the total first year sales charge for a Trust (2.75% of the Public Offering Price) and the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit). For these Trusts, the monthly deferred sales charge ($0.0175 per Unit) will begin accruing on a daily basis on July __, 1998 and will continue to accrue through May __, 1999; the monthly deferred sales charge will be charged to each Trust, in arrears, commencing August __, 1998 and will be charged on the __th day of each month thereafter through May __, 1999. In addition, Unitholders of all Trusts who elect to hold Units after the first Special Redemption Date will be subject to a deferred sales charge of $0.15 per Unit. This deferred sales charge will be assessed on June __, 1999 for the Traditional Trusts. For all other Trusts this deferred sales charge will begin accruing on a daily basis commencing July __, 1999 and will continue to accrue through March __, 2000; this monthly deferred sales charge will be charged to each Trust, in arrears, commencing August __, 1999 and will be charged on the __th day of each month thereafter through March __, 2000. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trusts on the next business day. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to each Unitholder prior to the first Special Redemption Date on a per Unit basis will be 2.75% of the Public Offering Price (2.828% of the aggregate value of the Securities less any deferred sales charge). The total sales charge assessed to each Unitholder who elects to hold Units through termination of a Trust will be 4.25% of the Public Offering Price (4.439% of the aggregate value of any Securities less any deferred sales charge). In the case of the Global Trusts, such underlying value is based on the aggregate value of the foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions. The sales charge applicable to quantity purchases is reduced on a graduated basis as follows:

          AGGREGATE DOLLAR AMOUNT              PERCENTAGE SALES CHARGE
          OF UNITS PURCHASED*                    REDUCTION PER UNIT
          ------------------------       --------------------------------
                  $50,000 - $99,999                     0.25%
                $100,000 - $149,999                     0.50
                $150,000 - $999,999                     0.85
                 $1,000,000 or more                     1.75

--------------------------------------------------------------------------------
   *The breakpoint sales charges are also applied on a per Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.
   Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution") by
(1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.
   During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of a Trust at the Public Offering Price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. In the case of the Global Trusts, the Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side or bid side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market.
   As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in each Trust an amount equal to the initial sales charge and dividing the sum so obtained by the number of Units in each Trust outstanding. In addition, the Public Offering Price shall include the proportionate share of any cash held in the Income and Capital Accounts in each Trust. The initial price determination was made on the basis of an evaluation of the Securities in the Trusts prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities in the applicable Trust as of the relevant Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the related Trust, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", shall exclude Saturdays, Sundays and holidays observed by the New York Stock Exchange, Inc. The term "business day" shall exclude holidays observed by the London Stock Exchange for a United Kingdom Trust and shall exclude holidays observed by the Stock Exchange of Hong Kong Ltd. for a Hong Kong Trust. In connection with the EAFE Strategic 20, Strategic Thirty and Strategic Fifteen Trusts, the term "business day" shall also exclude any day on which Securities representing greater than 33% of the Securities in a Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange; accordingly, purchases or redemptions of Units in such Trusts on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed Unit price). Unitholders of Traditional Trusts who purchase Units after the Initial Date of Deposit will pay an initial sales charge of 2.75% of the Public Offering Price and will not be assessed a deferred sales charge during the first year of a Trust. Unitholders of all other Trusts who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the total first year sales charge and the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit) and will be assessed a deferred sales charge of $0.0175 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General". In addition, Unitholders of all Trusts who elect to hold Units after the first Special Redemption Date will be assessed a deferred sales charge of $0.15 per Unit during the Trust's second year as set forth in "Public Offering--General". The Sponsor currently does not intend to maintain a secondary market after November __, 1998.
   The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. In the case of the Global Trusts, the value of the Equity Securities during the initial offering period is based on the aggregate underlying value of the foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the related Evaluation Time.
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of such concessions or agency commissions represents amounts paid by the Sponsor to such brokers, dealers and others out of its own assets as additional compensation.

      AGGREGATE DOLLAR AMOUNT            INITIAL OFFERING PERIOD CONCESSION
      OF UNITS PURCHASED*                   OR AGENCY COMMISSION PER UNIT
      --------------------------    --------------------------------------------
     $10 - $49,999                                         2.10%
     $50,000 - $99,999                                     1.85
     $100,000 - $149,999                                   1.60
     $150,000 - $999,999                                   1.25
     $1,000,000 or more                                    0.50

--------------------------------------------------------------------------------
          *The breakpoint concessions or agency commissions are also applied on a per Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent.

   In addition to the amounts set forth above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of the Strategic Picks Trust will receive additional compensation of $.0025 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units of such Trust will receive additional compensation of $.005 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units of such Trust will receive additional compensation of $.01 per Unit; any firm that distributes 3,000,000 - 3,999,999 Units of such Trust will receive additional compensation of $.015 per Unit; any firm that distributes 4,000,000 - 4,999,999 Units of such Trust will receive additional compensation of $.02 per Unit; any firm that distributes 5,000,000 Units or more of such Trust will receive additional compensation of $.025 per Unit. Such additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving Rollover Unitholders the total concession or agency commission will amount to 1.1% per Unit (or such lesser amount resulting from quantity sales discounts). For all secondary market transactions the total concession or agency commission will amount to 2.1% per Unit. In addition to the amounts set forth above, for transactions involving Unitholders who elect to hold Units after the first Special Redemption Date, the total concession or agency commission will include an additional 1% per Unit which will be paid to the broker, dealer or agent subsequent to the first Special Redemption Date. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction.
   Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.
   To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen American Capital trusts or investment strategies utilized by the Trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones
Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.
   SPONSOR AND OTHER COMPENSATION. The Sponsor will receive the gross sales commission equal to 2.75% of the Public Offering Price (4.25% of the Public Offering Price with respect to sales to Unitholders who elect to hold Units after the first Special Redemption Date), less any reduced sales charge for purchases as described under "General" above. Any such discount provided to investors will be borne by the selling dealer or agent.
   In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Fund portfolios. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trusts after a date of deposit, since all proceeds received from purchasers of Units.
   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.
   Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units of the Trusts for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.
   PUBLIC MARKET. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through November __, 1998 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trusts (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units"). In the case of the Global Trusts, the aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of UnitsA Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale (however, Units sold on or prior to the first Special Redemption Date will not be assessed the unpaid $0.15 per Unit deferred sales charge remaining after such date).
   TAX-SHELTERED RETIREMENT PLANS. Units of the Trusts are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trusts may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee.
Ownership of Units of the Trusts will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.
   Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   DISTRIBUTIONS OF INCOME AND CAPITAL. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account of such Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of such Trust. Proceeds from the sale of Securities made to meet redemptions of Units shall be segregated within the Capital Account of a Trust from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of such Trust. In the case of the Global Trusts, dividends to be credited to such accounts are first converted into U.S.
dollars at the applicable exchange rate.
   The Trustee will distribute any income received with respect to any of the Securities in a Trust on or about the Income Account Distribution Dates to Unitholders of record on the preceding Income Account Record Dates. See "Summary of Essential Financial Information". Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay fees and expenses, will be distributed semi-annually on the Capital Account Distribution Dates to Unitholders of record on the preceding Capital Account Record Dates. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the appropriate Trust and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).
   The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Unitholders will initially receive their distributions in the form of an automatic reinvestment into additional Units unless the Unitholder elects to receive distributions in cash. See "Rights of Unitholders--Reinvestment Option." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.
   At the end of the initial offering period for each Trust and on or before the tenth day of each month thereafter, the Trustee will deduct from the Capital Account of the appropriate Trust amounts necessary to pay the fees and expenses of such Trust (as determined on the basis set forth under "Fund Operating Expenses"). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of each Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the appropriate Trust such amounts as may be necessary to cover redemptions of Units.
   It is anticipated that any deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities will be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.
   REINVESTMENT OPTION. Unitholders of a Trust will initially have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of such Trust under the "Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option may do so through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the available Automatic Reinvestment Option CUSIP. If a broker or dealer decides to continue to utilize the Dividend Reinvestment Service through the Depository Trust Company, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information". The second option available is to purchase the appropriate CUSIP for automatic reinvestment. Unitholders receiving Units of a Trust pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder or his or her broker or agent must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.
   Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market") or, until such time as additional Units cease to be issued by a Trust (see "The Fund"), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.
   Purchases of additional Units made pursuant to the reinvestment plan will be based on the net asset value for Units of a Trust as of the Evaluation Time on the related Income or Capital Account Distribution Dates plus any remaining deferred sales charge. Under the reinvestment plan, a Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of a Trust and will send such Unitholder a statement reflecting the reinvestment.
   Unitholders may also elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in Class A shares of Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".
   Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.
   After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.
   A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.
   REPORTS  PROVIDED.  The  Trustee  shall  furnish  Unitholders  of a Trust  in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of such Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of such Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of such Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of such Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of such Trust, separately stated, expressed as total dollar amounts.
   In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an In Kind Distribution as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and in the case of the Global Trusts converted into U.S. dollars as of the Evaluation Time set forth under "Summary of Essential Financial Information". The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time, the date of tender is deemed to be the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Foreign stock exchanges are open for trading on certain days which are U.S. holidays on which the Fund will not transact business. The foreign Securities will continue to trade on those days and thus the value of the Global Trusts may be significantly affected on days when a Unitholder cannot sell or redeem his Units. Units redeemed prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption (however, Units redeemed on or prior to the first Special Redemption Date will not be assessed the unpaid $0.15 per Unit deferred sales charge remaining after such date).
   An investment in Units of a Trust will be redeemed on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and a form of election to Unitholders of each Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become Rollover Unitholders), (ii) receive an In Kind Distribution of any
U.S.-traded Securities in such Trust (if the Unitholder owns at least 1,000 Units) or (iii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect in writing on the first Rollover Notification Date to become Rollover Unitholders, to receive an in-kind distribution or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date.
   The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of such Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.
   Unitholders tendering 1,000 or more Units of a Trust for redemption may request from the Trustee an in kind distribution ("In Kind Distribution") of an amount and value of U.S.-traded Securities per Unit (plus cash) equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the U.S.-traded Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. A Unitholder in the Strategic Thirty or Strategic Fifteen Trusts electing an In Kind Distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The tendering Unitholder will receive his pro rata number of whole shares of each of the U.S.-traded Securities comprising a Trust portfolio and cash from the Capital Account equal to the pro rata portion of any foreign exchange-traded Securities (in the Strategic Thirty and Strategic Fifteen Trusts) and any fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.
   To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of such Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special U.S. federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Taxation".
   The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in each Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information". The Redemption Price per Unit is the pro rata share of each Unit in each Trust determined on the basis of (i) the cash on hand in such Trust, (ii) the value of the Securities in such Trust and
(iii) dividends receivable on the Equity Securities of such Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of such Trust, (b) the accrued expenses of such Trust and (c) any unpaid deferred sales charge payments (however, Unitholders who terminate their investment on or prior to the first Special Redemption Date will not be assessed the unpaid $0.15 per Unit deferred sales charge remaining after such date). The Evaluator may determine the value of the Equity Securities in a Trust in the following manner: If the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities of a Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or (c) by any combination of the above. In the case of the Global Trusts, the value of the Equity Securities in the secondary market is based on the aggregate value of the foreign Securities computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.
   SPECIAL REDEMPTION AND ROLLOVER IN NEW FUND. It is expected that a special redemption will be made of all Units of each Trust held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing that he desires to rollover his Units by either Rollover Notification Date.
   All Units of Rollover Unitholders will be redeemed on the related Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the related Special Redemption Date (as set forth in "Summary of Essential Financial Information"), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.
   The Distribution Agent will attempt to sell Securities as quickly as is practicable on the appropriate Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually highly liquid. However, certain of the factors discussed under "Risk Factors" could affect the ability of the Sponsor to sell the Securities of the Global Trusts and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.
   Pursuant to an exemptive order, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) can sell Securities to a New Series if those Securities continue to meet the related investment strategy of the respective Series. The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Trustee.
   The Rollover Unitholders' proceeds will be invested in the then current series of the Fund (the "New Fund"), if then being offered, the trusts of which will contain portfolios selected in accordance with the indexing strategies of the Trusts in this Fund. The proceeds of redemption will be used to buy New Fund units in the appropriate portfolio as the proceeds become available.
   The Sponsor intends to create a New Fund shortly prior to each Special Redemption Date, dependent upon the availability and reasonably favorable prices of the Securities included in the New Fund portfolios, and it is intended that Rollover Unitholders will be given first priority to purchase the New Fund units. There can be no assurance, however, as to the exact timing of the creation of the New Fund units or the aggregate number of units in each trust portfolio which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in each trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Fund units will be distributed shortly after the related Special Redemption Date.
   Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the related Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the New Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the appropriate portfolio at the public offering price, including the applicable sales charge.
   This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential for the near term, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for each subsequent series of the Fund.
   There can be no assurance that the redemption and rollover will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.
   It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Taxation". Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to either Special Redemption and Rollover.
     The Sponsor may for any reason, in its sole discretion, decide not to sponsor a subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before each Special Redemption Date would have commenced. The Sponsor may modify the terms of any subsequent series of the Fund. The Sponsor may also modify the terms of the Special Redemption and Rollover upon notice to the Unitholders prior to the related Rollover Notification Date.

FUND ADMINISTRATION
--------------------------------------------------------------------------------

   SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.
   The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.
   PORTFOLIO ADMINISTRATION. The portfolios of the Fund are not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Fund, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to a Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Fund in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to pay fees and expenses of the Trusts. Except as stated under "Trust Portfolios" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.
   As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.
   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Equity Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in such Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units or unit investment trusts which is sponsors.
   AMENDMENT OR TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of a Trust then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.
   An investment in Units of a Trust will terminate on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and form of election to Unitholders of each Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become
Rollover Unitholders), (ii) receive an In Kind Distribution of any U.S.-traded Securities in such Trust (if the Unitholder owns at least 1,000 Units) or (iii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect on the first Rollover Notification Date to become Rollover Unitholders, to receive an In Kind Distribution or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date. Unitholders who elect to remain invested in a Trust through the Mandatory Termination Date will not receive new Units and will not receive an interest in a new investment. Such Unitholder will continue to hold the same Units and remain invested in the same Trust until the Mandatory Termination Date or until such time as the Unitholder redeems the Units.
   A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Equity Securities owned by a Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
   Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder in the Strategic Thirty or Strategic Fifteen Trusts electing an In Kind Distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders with 1,000 or more Units not requesting an In Kind Distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.
   The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trusts pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New Fund"). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.
   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.
   LIMITATIONS ON LIABILITIES. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.
   The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.
   The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.
    SPONSOR. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").
   MSDWD is a global financial services firm with a market capitalization of more than $21 billion which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.
   Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
   As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.
   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.
   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel for the Trustee.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 94:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 94 as of May __, 1998. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

   We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 94 as of May __, 1998, in conformity with generally accepted accounting principles.

                                                        GRANT THORNTON LLP
   Chicago, Illinois
   May __, 1998

                                         VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
                                                               SERIES 94
                                                        STATEMENTS OF CONDITION
                                                          AS OF MAY __, 1998

                                                                                          STRATEGIC
                                                                         STRATEGIC           TEN          STRATEGIC
                                                                            TEN            UNITED            TEN
                                                                          UNITED           STATES          UNITED
                                                                          STATES         TRADITIONAL       KINGDOM
INVESTMENT IN SECURITIES                                                   TRUST            TRUST           TRUST
                                                                      ---------------  --------------- --------------
Contracts to purchase Securities (1)                                   $                $               $
Organizational costs (2)
                                                                       ---------------  --------------- ---------------
     Total                                                             $                $               $
                                                                       ===============  =============== ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
   Accrued organizational costs (2)                                    $                $               $
   Deferred sales charge liability (3)
Interest of Unitholders--
   Cost to investors (4)
   Less: Gross underwriting commission (4)(5)
                                                                       ---------------  --------------- --------------
     Net interest to Unitholders (4)
                                                                       ---------------  --------------- --------------
         Total                                                         $                $               $
                                                                       ===============  =============== ==============

--------------------------------------------------------------------------------
(1)The aggregate value of the Securities  listed under  "Portfolios"  herein and their  cost to each  Trust  are the  same.  The  value of the  Securities  is determined  by  Interactive  Data  Corporation  on the bases set forth  under
   "Public  Offering--Offering  Price". The contracts to purchase Securities are collateralized  by  separate  irrevocable  letters  of credit  of  $________,
   $_______,  $________ and $_______  which have been deposited with the Trustee with respect to the Strategic Ten United States,  Strategic Ten United States
   Traditional, Strategic Ten United Kingdom, Strategic Ten Hong Kong, Strategic
   Five United  States and  Strategic  Five United  States  Traditional  Trusts,
   respectively.
(2)Each Trust will bear all or a portion of its organizational costs, which will be  deferred  and  amortized  over one year.  Organizational  costs have been estimated  based  on a  projected  Trust  size  of  $__________,  $_________,
   $_________ and $_________ for the Strategic Ten United States,  Strategic Ten
   United States Traditional,  Strategic Ten United Kingdom,  Strategic Ten Hong
   Kong,   Strategic  Five  United  States  and  Strategic  Five  United  States
   Traditional Trusts, respectively. To the extent a Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.
(3)Represents  the amount of mandatory  distributions  from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate first year sales charge are  computed on the bases set forth  under  "Public  Offering--General"  and
   "Public  Offering--Sponsor  and Other  Compensation"  and  assume  all single transactions involve less than 5,000 Units. For single transactions involving
   5,000  or  more   Units,   the  sales   charge  is   reduced   (see   "Public
   Offering--General")  resulting  in an  equal  reduction  in both  the Cost to investors  and the Gross  underwriting  commission  while the Net interest to
   Unitholders remains unchanged.
(5) Assumes only the first year sales charge.

                                         VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
                                                               SERIES 94
                                                  STATEMENTS OF CONDITION (CONTINUED)
                                                          AS OF MAY __, 1998

                                                                                                          STRATEGIC
                                                                         STRATEGIC        STRATEGIC         FIVE
                                                                            TEN             FIVE           UNITED
                                                                           HONG            UNITED          STATES
                                                                           KONG            STATES        TRADITIONAL
INVESTMENT IN SECURITIES                                                   TRUST            TRUST           TRUST
                                                                      ---------------  --------------- --------------
Contracts to purchase Securities (1)                                   $                $               $
Organizational costs (2)
                                                                       ---------------  --------------- ---------------
     Total                                                             $                $               $
                                                                       ===============  =============== ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
   Accrued organizational costs (2)                                    $                $               $
   Deferred sales charge liability (3)
Interest of Unitholders--
   Cost to investors (4)
   Less: Gross underwriting commission (4)(5)
                                                                       ---------------  --------------- --------------
     Net interest to Unitholders (4)
                                                                       ---------------  --------------- --------------
         Total                                                         $                $               $
                                                                       ===============  =============== ==============

--------------------------------------------------------------------------------
(1)The aggregate value of the Securities  listed under  "Portfolios"  herein and their  cost to each  Trust  are the  same.  The  value of the  Securities  is determined  by  Interactive  Data  Corporation  on the bases set forth  under
   "Public  Offering--Offering  Price". The contracts to purchase Securities are collateralized  by  separate  irrevocable  letters  of credit  of  $________,
   $_______,  $________ and $_______  which have been deposited with the Trustee with respect to the Strategic Ten United States,  Strategic Ten United States
   Traditional, Strategic Ten United Kingdom, Strategic Ten Hong Kong, Strategic
   Five United  States and  Strategic  Five United  States  Traditional  Trusts,
   respectively.
(2)Each Trust will bear all or a portion of its organizational costs, which will be  deferred  and  amortized  over one year.  Organizational  costs have been estimated  based  on a  projected  Trust  size  of  $__________,  $_________,
   $_________ and $_________ for the Strategic Ten United States,  Strategic Ten
   United States Traditional,  Strategic Ten United Kingdom,  Strategic Ten Hong
   Kong,   Strategic  Five  United  States  and  Strategic  Five  United  States
   Traditional Trusts, respectively. To the extent a Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.
(3)Represents  the amount of mandatory  distributions  from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate first year sales charge are  computed on the bases set forth  under  "Public  Offering--General"  and
   "Public  Offering--Sponsor  and Other  Compensation"  and  assume  all single transactions involve less than 5,000 Units. For single transactions involving
   5,000  or  more   Units,   the  sales   charge  is   reduced   (see   "Public
   Offering--General")  resulting  in an  equal  reduction  in both  the Cost to investors  and the Gross  underwriting  commission  while the Net interest to
   Unitholders remains unchanged.
(5) Assumes only the first year sales charge.

                                         VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
                                                               SERIES 94
                                                  STATEMENTS OF CONDITION (CONTINUED)
                                                          AS OF MAY __, 1998

                                                         STRATEGIC       STRATEGIC
                                                          THIRTY          FIFTEEN         STRATEGIC         EAFE
                                                          GLOBAL          GLOBAL            PICKS         STRATEGIC
INVESTMENT IN SECURITIES                                   TRUST           TRUST            TRUST         20 TRUST
                                                      --------------- ---------------  --------------- ---------------
Contracts to purchase Securities (1)                  $                $                $               $
Organizational costs (2)
                                                      ---------------  ---------------  --------------- ---------------
     Total                                            $                $                $               $
                                                      ===============  ===============  =============== ===============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
   Accrued organizational costs (2)                   $                $                $               $
   Deferred sales charge liability (3)
Interest of Unitholders--
   Cost to investors (4)
   Less: Gross underwriting commission (4)(5)
                                                      ---------------  ---------------  --------------- ---------------
     Net interest to Unitholders (4)
                                                      ---------------  ---------------  --------------- ---------------
         Total                                        $                $                $               $
                                                      ===============  ===============  =============== ===============

--------------------------------------------------------------------------------------------------------------------------
(1)The aggregate value of the Securities  listed under  "Portfolios"  herein and their  cost to each  Trust  are the  same.  The  value of the  Securities  is determined  by  Interactive  Data  Corporation  on the bases set forth  under
   "Public  Offering--Offering  Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit of $_______, $______
   and $_____  which have been  deposited  with the Trustee  with respect to the
   Strategic Thirty Global, Strategic Fifteen Global and Strategic Picks Trusts,
   respectively.
(2)Each Trust will bear all or a portion of its organizational costs, which will be  deferred  and  amortized  over one year.  Organizational  costs have been estimated  based on a  projected  Trust size of  $_________,  $_________  and
   $_________  for the Strategic  Thirty  Global,  Strategic  Fifteen Global and
   Strategic  Picks  Trusts,  respectively.  To the  extent a Trust is larger or
   smaller,   the  estimate   will  vary.   Securities   will  be  sold  to  pay
   organizational costs.
(3)Represents  the amount of mandatory  distributions  from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate first year sales charge are  computed on the bases set forth  under  "Public  Offering--General"  and
   "Public  Offering--Sponsor  and Other  Compensation"  and  assume  all single transactions involve less than 5,000 Units. For single transactions involving
   5,000  or  more   Units,   the  sales   charge  is   reduced   (see   "Public
   Offering--General")  resulting  in an  equal  reduction  in both  the Cost to investors  and the Gross  underwriting  commission  while the Net interest to
   Unitholders remains unchanged.
(5) Assumes only the first year sales charge.

STRATEGIC  TEN TRUST UNITED STATES  PORTFOLIO,  MAY 1998 SERIES  PORTFOLIO  (VAN
KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY  TRUST,  SERIES 94) AS OF THE INITIAL
DATE OF DEPOSIT: MAY __, 1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              AT&T Corporation                                 $                $                $
              Chevron Corporation
              DuPont (E.I.) de Nemours & Company
              Eastman Kodak Company
              Exxon Corporation
              General Motors Corporation
              International Paper Company
              J. P. Morgan & Company, Incorporated
              Minnesota Mining & Manufacturing Company
              Philip Morris Companies, Inc.
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================


STRATEGIC  TEN  TRUST  UNITED  STATESPORTFOLIO,   MAY  1998  TRADITIONAL  SERIES
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY  TRUST,  SERIES 94) AS
OF THE INITIAL DATE OF DEPOSIT: MAY __, 1998
--------------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              AT&T Corporation                                 $                $                $
              Chevron Corporation
              DuPont (E.I.) de Nemours & Company
              Eastman Kodak Company
              Exxon Corporation
              General Motors Corporation
              International Paper Company
              J.P. Morgan & Company, Incorporated
              Minnesota Mining & Manufacturing Company
              Philip Morris Companies, Inc.
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================



STRATEGIC TEN TRUST UNITED  KINGDOM  PORTFOLIO,  MAY 1998 SERIES  PORTFOLIO (VAN
KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY  TRUST,  SERIES 94) AS OF THE INITIAL
DATE OF DEPOSIT: MAY __, 1998
------------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              Allied Domecq Plc                                $                $                $
              BG Plc
              Blue Circle Industries Plc
              British Telecom Plc
              BTR Plc
              Courtaulds Plc
              Diageo Plc
              General Electric Company Plc
              Peninsular & Oriental Steam Navigation Company
              ScottishPower Plc
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================


STRATEGIC TEN TRUST HONG KONG PORTFOLIO,  MAY 1998 SERIES  PORTFOLIO (VAN KAMPEN
AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,  SERIES 94) AS OF THE INITIAL DATE OF
DEPOSIT: MAY __, 1998
------------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              Amoy Properties Limited                          $                $                $
              Cathay Pacific Airways
              Great Eagle Holdings Limited
              Hang Lung Development Company Limited
              Henderson Investment Limited
              Henderson Land Development Company Limited
              Hopewell Holdings Limited
              Hysan Development Company Limited
              Sino Land Comapny
              Wharf Holdings Limited
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================

STRATEGIC  FIVE TRUST  UNITEDSTATES  PORTFOLIO,  MAY 1998 SERIES  PORTFOLIO (VAN
KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY  TRUST,  SERIES 94) AS OF THE INITIAL
DATE OF DEPOSIT: MAY __, 1998
------------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              AT&T Corporation                                 $                $                $
              DuPont (E.I.) de Nemours & Company
              Eastman Kodak Company
              Exxon Corporation
              International Paper Company
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================


STRATEGIC  FIVE TRUST  UNITED  STATES  PORTFOLIO,  MAY 1998  TRADITIONAL  SERIES
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY  TRUST,  SERIES 94) AS
OF THE INITIAL DATE OF DEPOSIT: MAY __, 1998
-------------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              AT&TCorporation                                  $                $                $
              DuPont (E.I.) de Nemours & Company
              Eastman Kodak Company
              Exxon Corporation
              International Paper Company
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================


STRATEGIC THIRTY TRUST GLOBAL  PORTFOLIO,  MAY 1998 SERIES PORTFOLIO (VAN KAMPEN
AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,  SERIES 94) AS OF THE INITIAL DATE OF
DEPOSIT: MAY __, 1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              DJIA COMPANIES:
              AT&T Corporation                                 $                $                $
              Chevron Corporation
              DuPont (E.I.) de Nemours & Company
              Eastman Kodak Company
              Exxon Corporation
              General Motors Corporation
              International Paper Company
              J. P. Morgan & Company, Incorporated
              Minnesota Mining & Manufacturing Company
              Philip Morris Companies, Inc.
              FT INDEX COMPANIES:
              Allied Domecq Plc
              Blue Circle Industries Plc
              British Telecom Plc
              BTR Plc
              Courtaulds Plc
              General Electric Company Plc
              National Westminster Bank Plc
              Peninsular & Oriental Steam Navigation Company
              ScottishPower Plc
              Tate & Lyle Plc
              HANG SENG INDEX COMPANIES:
              Amoy Properties Limited
              Cathay Pacific Airways
              Great Eagle Holdings Limited
              Hang Lung Development Company Limited
              Henderson Investment Limited
              Henderson Land Development Company Limited
              Hong Kong & Shanghai Hotels, Limited
              Hysan Development Company Limited
              Sino Land Company
              Wharf Holdings Limited
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================


STRATEGIC FIFTEEN TRUST GLOBAL PORTFOLIO,  MAY 1998 SERIES PORTFOLIO (VAN KAMPEN
AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,  SERIES 94) AS OF THE INITIAL DATE OF
DEPOSIT: MAY __, 1998
--------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              DJIA COMPANIES:
              AT&T Corporation                                 $                $                $
              DuPont (E.I.) de Nemours & Company
              Eastman Kodak Company
              Exxon Corporation
              International Paper Company
              FT INDEX COMPANIES:
              Blue Circle Industries Plc
              Courtaulds Plc
              General Electric Company Plc
              ScottishPower Plc
              Tate & Lyle Plc
              HANG SENG INDEX COMPANIES:
              Amoy Properties Limited
              Cathay Pacific Airways
              Hang Lung Development Company Limited
              Henderson Investment Limited
              Hong Kong & Shanghai Hotels, Limited
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================



STRATEGIC PICKS OPPORTUNITY TRUST, MAY 1998 SERIES
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 94)
AS OF THE INITIAL DATE OF DEPOSIT:  MAY __, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
              Abbott Laboratories                              $                $                $
              American Home Products Corporation
              AMP, Inc.
              Avon Products, Inc.
              Deere &Company
              Harris Corporation
              May Department Stores Company
              Maytag Corporation
              Newell Company
              Textron, Inc.
----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================


EAFE STRATEGIC 20 TRUST, MAY 1998 SERIES
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 94)
AS OF THE INITIAL DATE OF DEPOSIT:  MAY __, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED
                                                                                 ANNUAL           COST OF
NUMBER                                                          MARKET VALUE     DIVIDENDS        SECURITIES
OF SHARES     NAME OF ISSUER (1)                                PER SHARE (2)    PER SHARE (2)    TO TRUST (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
                                                               $                $                $









----------                                                                                       ------------------

                                                                                                 $
==========                                                                                       ==================



NOTES TO PORTFOLIOS
--------------------------------------------------------------------------------

(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on May __, 1998 and May __, 1998 and have settlement dates ranging from May __, 1998 to May __, 1998 (see "The Fund").
(2) The market value of each of the Equity Securities is based on the closing sale price of each Security on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time in the case of the Global Trusts) on the day prior to the Initial Date of Deposit. Estimated annual dividends are based on the most recently declared dividends or, with respect to dividends of foreign Securities in the Global Trusts, on the most recent interim and final dividends declared (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time). Estimated annual dividends of foreign Securities in the Global Trusts reflect the net amounts after giving effect to foreign withholding taxes. The aggregate value of the Securities at the Evaluation Time for the Global Trusts (based on the closing sale price of each Security and, if applicable, converted into U.S. dollars at the bid side of the related currency exchange rate at the Evaluation Time) was $_______, $_______, $_______, $_______ and
    $_______ for the United Kingdom, Hong Kong, Strategic Thirty Trust, Strategic Fifteen Trust and EAFE Strategic 20 Trust respectively. This is the basis on which the Redemption Price per Unit will be determined. The offer side exchange rates of the Securities in the Global Trusts (the basis on which the Public Offering Price per Unit will be determined during the initial offering period) is greater than the related bid side values. Other information regarding the Securities in the Fund, as of the Initial Date of Deposit (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time in the case of the Global Trusts), is as follows:

                                                                                               AGGREGATE
                                                                           PROFIT              ESTIMATED
                                                       COST TO            (LOSS) TO             ANNUAL
                                                       SPONSOR             SPONSOR             DIVIDENDS
                                                   --------------      --------------       --------------
  Strategic Ten United States Trust                $                    $            --     $
  Strategic Ten United States Traditional Trust    $                   $    --              $
  Strategic Ten United Kingdom Trust               $                    $            --     $
  Strategic Ten Hong Kong Trust                    $                    $            --     $
  Strategic Five United States Trust               $                    $            --     $
  Strategic Five United States Traditional Trust   $                   $    --              $
  Strategic Thirty Global Trust                    $                    $                   $
  Strategic Fifteen Global Trust                   $                    $                   $
  Strategic Picks Trust                            $                    $            --     $
  EAFE Strategic 20 Trust                          $                    $            --     $
                                                   -------------------------------------------------

   An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trusts. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


-------------------------------------------------------------------------------

TABLE OF CONTENTS
-------------------------------------------------------------------------------

          TITLE                               PAGE
          -----                               ----
Summary of Essential Financial Information..     5
Fee Table...................................     9
The Fund....................................    12
Objectives and Securities Selection.........    14
Trust Portfolios............................    16
Strategic Ten Trust United States Portfolios    21
Strategic Ten Trust United Kingdom Portfolio    27
Strategic Ten Trust Hong Kong Portfolio.....    32
Strategic Five Trust United States
Portfolios..................................    37
Strategic Thirty Trust Global Portfolio.....    43
Strategic Fifteen Trust Global Portfolio....    52
Strategic Picks Opportunity Trust...........    59
EAFE Strategic 20 Trust.....................    65
Risk Factors................................    70
Taxation....................................    79
Fund Operating Expenses.....................    85
Public Offering.............................    87
Rights of Unitholders.......................    92
Fund Administration.........................    98
Other Matters...............................   103
Report of Independent Certified
Public Accountants..........................   104
Statements of Condition ....................   105
Portfolios..................................   108
Notes to Portfolios.........................   114
--------------
This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statement and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.
------------------
When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Propsectus may be used as a preliminary prospectus for a future series, in which case investors would note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


         PROSPECTUS

--------------------------------------------------------------------------------


             MAY __, 1998

          VAN KAMPEN
          AMERICAN CAPITAL
          EQUITY OPPORTUNITY
          TRUST, SERIES 91

          STRATEGIC TEN TRUST
          UNITED STATES PORTFOLIO,
          MAY 1998 SERIES

          UNITED STATES PORTFOLIO,
          MAY 1998 TRADITIONAL SERIES

          UNITED KINGDOM PORTFOLIO,
          MAY 1998 SERIES

          HONG KONG PORTFOLIO,
          MAY 1998 SERIES

          STRATEGIC FIVE TRUST
          UNITED STATES PORTFOLIO,
          MAY 1998 SERIES

          UNITED STATES PORTFOLIO,
          MAY 1998 TRADITIONAL SERIES

          STRATEGIC THIRTY TRUST
          GLOBAL PORTFOLIO,
          MAY 1998 SERIES

          STRATEGIC FIFTEEN TRUST
          GLOBAL PORTFOLIO,
          MAY 1998 SERIES

          STRATEGIC PICKS
          OPPORTUNITY TRUST,
          MAY 1998 SERIES

          EAFE STRATEGIC
          20 TRUST,
          MAY 1998 SERIES

         ------ A Wealth of Knowledge oA Knowledge of Wealth(sm) ------
                          VAN KAMPEN AMERICAN CAPITAL


                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

                        Please retain this Prospectus for
                               future reference.

                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

            The facing sheet
            The Cross-Reference Sheet
            The Prospectus
            The signatures
            The consents of independent public accountants
              and legal counsel

The following exhibits:

1.1  Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to United Kingdom tax status of securities being registered (to be supplied by amendment).

4.1  Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27 Financial Data Schedule (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 94 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 19th day of March, 1998.

          VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 94
               (Registrant)

          By VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
               (Depositor)


                      Gina M. Costello
                      Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 19, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

          SIGNATURE                             TITLE

Don G. Powell                       Chairman and Chief Executive          )
                                       Officer                            )


John H. Zimmerman                   President and Chief Operating         )
                                       Officer

Ronald A. Nyberg                    Executive Vice President and          )
                                       General Counsel

William R. Rybak                    Executive Vice President and          )
                                       Chief Financial Officer            )

                        Gina M. Costello
                              (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.